12g3-2(b)

RECEIVED

2007 OCT -3 A 10:25

082-04515

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

07027066

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 1th October 2007

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of September.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

Emanuela Bianchi
(Corporate Affaires)
Emanuela Bianchi

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

GRUPPO MEDIASET MEDIASET

2007 OCT -3 A 10:26

PRESS RELEASE

Mediaset has always considered its broadcast towers a strategic business asset in which substantial investments have also been made recently for a range of future lines of development.

Consequently, an asset that has never been for sale.

In any case, as we have done for numerous other offers in the past, we will evacuate this "unsolicited" proposal and give to DMT a formal reply in due course.

Cologno Monzese, 4 September 2007

Department of Communications and Press Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

MEDIASET

RECEIVED

2007 OCT -2 A 10:2

Press Release

Mediaset Board of Directors' Meeting 11 September 2007

BOARD APPROVES RESULTS FOR FIRST HALF 2007

Consolidated Results

Net revenues: €2,077.0 million
Operating profit: €699.9 million
Net profit: €340.8 million

Italy

Television costs: -3.1%
Mediaset Premium: revenues more than double with growing operating profit

Ratings: Mediaset channels and Canale 5 confirm leadership in the 15-64 year-old audience

Spain

Operating profitability: 51.2%
Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the interim report for the first six months of 2007.

MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first six months of 2007 can be summarised as follows:

- **consolidated net revenues** came to **€2,077.0 million**, compared with €1,994.1 million in the first half of 2006.
- **EBIT** came to **€699.9 million**, a €48.2 million increase on the same period of the previous year (€651.7 million). This result was affected by non-recurring income of €23.0 million resulting from legislative changes introduced from the beginning of 2007 regarding the destination of funds for severance payments.
- **operating profitability**, operating profit as a proportion of consolidated net revenues, came to **33.7%**, compared with 32.7% in the first half of 2006.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€681.9 million**, compared with €646.3 million for the same period of 2006.
- **net profit** attributable to the Group, after estimated taxation, came to **€340.8 million**, compared with €332.5 million in the first half of the previous year.

- the Group's **net financial position** went from -€568.3 million on 31 December 2006 to **-€760.8 million** on 30 June 2007. This deficit is mainly due to the distribution of dividends by the parent company and the subsidiary Telecinco (for a total of €644.6 million).

- In the first six months of the year the Group's **net cash generation** amounted to **€451.7 million**, compared with €165.8 million in the same period of the previous year: in fact, in 2006 expenditure included €260 million for the acquisition of the DVBH network and the acquisition of encrypted rights for the 2009/2010 football season of leading Serie A clubs.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first half of 2007 **consolidated net revenues** recorded **growth of 2.3%** to reach **€1,505.8 million**, compared with €1,472.2 million in the same period of the previous year. This increase was mainly the result of higher revenues from the Mediaset Premium pay-per-view service and network operator activities.
  Television advertising revenues came to **€1,522.6 million**, a fall of 3.4% on the first half of 2006. This was the result of a shortfall in advertising investments by a number of big groups that had already reduced their budgets in the last six months of 2006. Starting in March, however, there was a recovery which led to an improvement in sales for Mediaset's channels which, in the second quarter, grew by 0.4% compared with the same period of 2006.

- **EBIT** came to **€407.0 million**, an increase on the €387.8 million of the first half of 2006.

- **total television costs** were down in the period (-3.1% on the first six months of the previous year) where the objective for 2007 is to be essentially in line with the costs of 2006. This result was affected by extraordinary income of €21.6 million generated by legislative changes introduced at the beginning of 2007 on the use of funds for severance payments.

- **pre-tax profit** came to **€379.9 million**, compared with €377.6 million in the first half of 2006.

- **net profit** amounted to **€234.7 million**, compared with €239.0 million in the first half 2006.

- there were excellent results for the pay-per-view business, **"Mediaset Premium"** which saw a marked increase in revenues in the first six months of 2007, which reached **€92.5 million**, well over double the €36.3 million of the first half of last year. This figure includes income €22.6 million for the sale of encrypted football rights for use on other platforms.
  Only two years since its launch, and for the second quarter in a row, Mediaset Premium has recorded a positive **operating profit**.

In the first six months of 2007 more than 420,000 new re-chargeable cards and more than 2.5 million re-charges were sold..

- TV ratings during the period were also positive: in the first six months of 2007 Mediaset's channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target) that account for 70% of the Italian population: Mediaset had a **43.0% prime time share** and **43.3% in the 24 hours.**
  Canale 5 is Italy's most popular channel in the commercial target with a **23.3% prime time share** and **22.9% in the 24 hours.**

Spagna

- In the first six months of 2007 **consolidated net revenues** generated by the Telecinco Group came to **€571.9 million**, an increase on the €523.3 for the same period of the previous year.

- Telecinco's **operating profit** rose to **€293.0 million**, from the €264.4 million of the first half of 2006.

- **operating profitability** (operating profit as a proportion of consolidated net revenues) reached a record level of **51.2%** (50.5% in the first half of 2006).

- **pre-tax profit** came to **€302.0 million**, compared with €269.1 million in the first half of 2006.

- **net profit** amounted to **€211.6 million**, compared with €186.4 million in the first half 2006.

- Telecinco's ratings were also up, consolidating its position as Spain's absolute leader with **a prime time share of 20.6%** and **20.4%** in the **24 hours.**

MEDIASET

FORECAST FOR THE YEAR

On a like-for-like basis and excluding the contribution generated by legislative changes concerning the use of funds for severance payments, for the current year the Group expects to generate a higher level of operating profit than last year. The scale of the increase will depend of the trends in advertising sales both in Italy and in Spain.

From the beginning of the third quarter the companies of the Medusa Group will be fully consolidated, on a net equity basis, as will the 33.3% stake in the consortium that controls Endemol (held by Mediacinco). These factors are not expected to have a significant impact of the consolidated results for the current year, given the positive operating results that will be generated by the various businesses and the financial structure of the Endemol operation that sustains the cost of the acquisition.

Italy

Ratings. At the end of the period January-August 2007 Mediaset channels confirmed their leadership in the commercial target (15-16 year-olds) in all time bands, with an average prime time share of 42.9% and a 43% share in the 24 hours. Canale 5 consolidated its absolute leadership, while Italia 1 confirmed its position as Italy's third most popular channel.

Advertising sales. The trend in sales for Mediaset channels in the two-month period July/August was up on the figure for the same period of the previous year, confirming the progressive improvement that began in March. As a result of this performance, advertising sales, which at the end of the first half was down by -3.4%, after eight months were down by about -2% compared with the same period of the previous year. A further increase in advertising sales is expected in the coming months and should lead to consolidated advertising revenues for the year in line with those of 2006.

Mediaset Premium. Excellent sales have been recorded since the end of June, coinciding with the launch of the new pay-TV service. To date, around 1.1 million pre-paid cards and 1.4 million re-charges have been sold.

Spain

Telecinco confirmed, also in the two-month period July/August its leadership, both in terms of share, with a further increase at the end of 8 months in the gap from its main competitors.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 11 September 2007

Department of Communications and Corporate Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

MEDIASET

Highlights from the consolidated income statement (*)

in €m

	1st Half 2007	1st Half 2006	2° trimestre 2007	2° trimestre 2006
Consolidated net revenues	**2,077.0**	**1,994.1**	**1,112.1**	**1,038.9**
Labour costs	217.5	232.0	101.5	116.3
of which non-recurring income	*(23.0)*		*(23.0)*	
Procurement, services and other costs	712.2	682.9	343.0	326.8
Operating costs	**929.8**	**914.9**	**444.6**	**443.1**
Gross operating profit	**1,147.2**	**1,079.2**	**667.4**	**595.8**
Amortisation and depreciations	447.3	428.8	223.3	209.7
Operating profit	**699.9**	**650.4**	**444.2**	**386.1**
((Losses)/gains from equity disposals	-	1.3	-	-
EBIT	**699.9**	**651.7**	**444.2**	**386.1**
Financial income /(charges)	(19.5)	(5.4)	(10.6)	(1.7)
Income/(charges) from investments	1.5	-	0.7	0.4
Profit before taxation	**681.9**	**646.3**	**434.3**	**384.8**
Income taxes	(235.7)	(220.7)	(155.6)	(140.9)
Net profit from operations	**446.2**	**425.6**	**278.7**	**243.9**
(Net profit from discontinued activities)	-	-	-	-
(Minority interest (profit)/loss	(105.4)	(93.1)	(62.4)	(56.5)
Profit for the Mediaset Group	**340.8**	**332.5**	**216.3**	**187.4**

Highlights from the consolidated balance sheet (*)

in €m

	30/06/2007	31/12/2006
Television rights	2,327.7	2,388.2
Goodwill and consolidation differences	368.8	368.7
Other tangible/intangible assets	1,092.5	1,085.2
Financial assets	92.9	93.9
Net working capital & other assets/liabilities	(283.2)	(304.1)
Severance indemnity reserve	(100.5)	(130.3)
Net invested capital	**3,498.2**	**3,501.7**
Net Group assets	2,488.7	2,634.1
Shareholders' equity and minority interest	248.7	299.2
Net assets	**2,737.4**	**2,933.3**
Net financial position	**(760.8)**	**(568.3)**

(*)The reclassified figures in the report are not subject to certification by the external auditors

12g3-2(b)


MEDIASET

MEDIASET

2007 First Half Results Presentation

Milan, 11th September 2007


MEDIASET

MEDIASET

Broadcasting

MEDIASET 2007 1H | 24Hours Audience Share


1H 2006
1H 2007
INDIVIDUALS
Rai
43.9%
41.6%
MEDIASET
40.7%
41.1%
COMMERCIAL TARGET
(15-64 Years)
Rai
40.1%
37.4%
MEDIASET
43.0%
43.6%

Source: Auditel excl. SanRemo

MEDIASET 2007 1H | PRIME TIME Audience Share

20:30-22.30


1H 2006
1H 2007
INDIVIDUALS
Rai
45.4%
43.7%
MEDIASET
40.9%
41.2%
COMMERCIAL TARGET
(15-64 Years)
Rai
42.6%
40.9%
MEDIASET
43.0%
43.4%

Source: Auditel excl. SanRemo

MEDIASET 1H 2007 | Channel Ranking on different Targets

4-14 yrs		15-34 yrs		15-24 yrs		25-34 yrs	
ITALIA1	**24.5**	**CANALE 5**	**25.5**	**CANALE 5**	**25.9**	**CANALE 5**	**25.2**
CANALE 5	**18.4**	**ITALIA 1**	**18.5**	**ITALIA1**	**23.2**	RAI1	15.8
RAI1	12.3	RAI1	14.0	RAI1	13.0	**ITALIA 1**	**14.7**
RAI 2	9.0	RAI 2	8.6	RAI 2	7.4	RAI 2	9.3
RAI 3	5.9	RAI 3	6.1	RAI 3	5.1	RAI 3	6.7
RETE 4	**3.8**	**RETE 4**	**5.8**	**RETE 4**	**4.6**	**RETE 4**	**6.5**
LA 7	1.3	LA 7	2.3	LA 7	1.7	LA 7	2.7

35- 44 yrs		45-54 yrs		55-64 yrs		65+ yrs	
CANALE 5	**24.3**	**CANALE 5**	**22.5**	RAI1	25.7	RAI1	31.1
RAI1	16.0	RAI1	19.8	**CANALE 5**	**19.8**	**CANALE 5**	**18.2**
ITALIA 1	**15.2**	**ITALIA 1**	10.7	RAI2	11.4	**RETE 4**	**12.4**
RAI2	10.1	RAI2	**10.5**	RAI3	11.2	RAI3	11.6
RAI3	7.4	RAI3	9.2	**RETE 4**	**9.4**	RAI2	10.8
RETE 4	**6.9**	**RETE 4**	**8.2**	**ITALIA 1**	**7.1**	**ITALIA 1**	**4.3**
LA 7	2.8	LA 7	3.6	LA 7	4.0	LA 7	3.2

Source: Auditel, 24 Hours, (% audience share) – San Remo escl.

MEDIASET 2007 1H | Audience "Garanteed"

		Objective	Audience
Day Time			
	CANALE 5	21.5%	21.4%
	ITALIA 1	11.5%	10.9%
	RETE 4	8.0%	8.9%
	MEDIASET	41.0%	41.2%
Prime Time			
	CANALE 5	23.0%	22.3%
	ITALIA 1	11.0%	10.8%
	RETE 4	8.0%	8.4%
	MEDIASET	42.0%	41.5%

Source: Auditel excl. San Remo

2007 SKY ITALIA - Audience Share

April – June, 24Hours, Individuals

	Audience Share (%)
Sky Channels	**2,6**
Fox Channels	**0,7**
RAI SAT	**0,2**
Discovery Channels	**0,2**
SitCom Channels	**0,1**
Other FTA Satellite	**5,6**
TOTAL SATELLITE	**9,4**

1 channel audience > 0.5
16 channels audience 0.1 – 0.5
58 channels audience < 0.1

Source: Auditel


MEDIASET

MEDIASET

Advertising

MEDIASET 2007 1H | Publitalia Advertising Revenues


-3.4%
1,576.2
1,522.6
(Euro ml.)
1H 2006
1H 2007

MEDIASET 2007 1H | Advertising by Sector

	1H 2007 (mio. Euro)	vs. previous year
FOOD	402.2	-9.2%
NO FOOD	236.7	+0.8%
TELECOM	191.8	-7.4%
AUTOMOTIVE	197.6	+1.3%
FINANCE/INSURANCE	72.5	+17.3%
MEDIA/PUBLISHING	98.2	-7.2%

MEDIASET 2007 1H | Advertising Breakdown by Sector

	1H 2006	1H 2007
AUTOMOTIVE	12.4%	13.0%
FOOD	28.1%	26.4%
NO FOOD	14.9%	15.5%
FINANCE	3.9%	4.8%
TELECOM	13.1%	12.6%
MEDIA/PUBLISHING	6.7%	6.5%
OTHER SECTORS	20.9%	21.2%
	100%	*100%*

MEDIASET 2007 1H | New Client Acquisition Policy

	1H 2006	1H 2007
Active Clients	832	807
New Clients	152	149


MEDIASET

MEDIASET

Financials

MEDIASET GROUP 2007 1H | P&L Highlights

(Euro ml.)	1H 2006	1H 2007
Net Consolidated Revenues	1,994.1	2,077.0
EBITDA	1,079.2	1,147.2
EBIT	651.7	699.9
Net Profit	332.5	340.8
Consolidated Net Financial Position	(764.7)	(760.8)

MEDIASET

2007 1H RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2007 1H | P&L Results

(Euro ml.)	1H 2006	1H 2007
Net Consolidated Revenues	**1,472.2**	**1,505.8**
Personnel Costs	(194.3)	(177.9)*
Other Operating Costs	(541.1)	(555.6)
EBITDA	**736.9**	**772.3**
Rights Amortisation	(303.9)	(304.4)
Other Amortisation & Depreciation	(46.6)	(61.0)
Operating Profit	**386.4**	**407.0**
Gain (Losses) from Equity disinvest.	1.4	-
EBIT	**387.8**	**407.0**
Financial Income (Losses)	(9.9)	(27.3)
Associates	(0.3)	0.3
Pre-Tax Profit	**377.6**	**379.9**
Taxes	(138.3)	(144.9)
NET PROFIT	**239.0**	**234.7**

* Including 23.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 1H | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	**1,334.2**	**(924.7)**	**409.5**	*30.7%*
Network Operator	**88.5**	**(86.6)**	**1.9**	*n.a.*
Pay TV	**92.5**	**(89.9)**	**2.6**	*n.a.*
Other Activities	**46.6**	**(53.7)**	**(7.0)**	*n.a.*
Intra-company Eliminations	*(56.0)*	*56.0*	-	
TOTAL	**1,505.8**	**(1,098.8)**	**407.0**	*27.0%*

MEDIASET ITALIAN BUSINESS 2007 1H | FTA TV Operations

(Euro ml.)	1H 2006	1H 2007
Total Net TV Revenues	**1,376.4**	**1,334.2**
TV Advertising Revenues	1,576.2	1,522.6
Multichannel Adv. Revenues	2.7	2.0
Commissions	(235.2)	(226.7)
Other TV Revenues	32.7	36.2
Total TV Costs	**(953.9)**	**(924.7)**
Personnel	(165.9)	(151.8) *
TV Operating Costs	(435.9)	(421.8)
TV Rights Amortisations	(292.6)	(289.6)
Other A&D	(23.1)	(27.2)
Net Intra-company Items	*(36.3)*	*(34.3)*
FTA TV Operating Profit	**422.5**	**409.5**
margin	*30.7%*	*30.7%*

* Including 21.6 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 1H | Network Operator

(Euro ml.)	1H 2006	1H 2007
Total Net Revenues	**69.6**	**88.5**
3° Party DVB-T and DVB-H Revenues	8.2	29.5
Other Revenues	2.8	3.0
Net intra-company Items	*58.6*	*56.0*
Total Costs	**(81.7)**	**(86.6)**
Personnel	(17.2)	(16.0) *
Other Operating Costs	(45.8)	(41.2)
Other Amortisation & Depreciation	(18.7)	(29.4)
Network Operator Operating Profit	**(12.1)**	**1.9**

* Including 1.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Update on Pay TV

	Up to 31/12/2006	From 1/1/2007 to 30/6/2007	From 1/7/2007 to 31/8/2007
"Mediaset Premium" Smart Cards Sold to Retailers	2,534,000	424,000	1,014,000
N° Recharges sold to Retailers	5,364,000	2,553,000	1,257,000

MEDIASET ITALIAN BUSINESS 2007 1H | Pay TV

(Euro ml.)	1H 2006	1H 2007
Total Net PPV Revenues	**36.3**	**92.5**
PPV Revenues	33.5	66.3
Advertising Revenues	3.2	4.2
Other Revenues	-	22.6
Commissions	(0.5)	(0.5)
Total PPV Costs	**(52.2)**	**(89.9)**
Personnel	(1.2)	(1.5)*
Other Operating Costs	(19.8)	(53.7)
Rights Amortisations and Other D&A	(11.7)	(15.8)
Net intra-company items	*(19.6)*	*(19.0)*
PPV Operating Profit	**(16.0)**	**2.6**

* Including 0.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 1H | Other Activities

(Euro ml.)	1H 2006	1H 2007
Total Net Revenues	**48.4**	**46.6**
Multimedia	12.9	12.4
Mediashopping	14.0	15.3
Other Non-TV Revenues	21.4	18.9
Total Costs	**(56.3)**	**(53.7)**
Personnel	(9.9)	(8.6)*
Other Operating Cost	(39.4)	(38.9)
Other Amortisations & Depreciations	(4.3)	(3.5)
Net Intra-company Items	*(2.7)*	*(2.7)*
Other Activities Operating Profit	**(7.8)**	**(7.0)**

* Including 0.3 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 1H | Investments


1H 2006
1H 2007
(Euro ml.)
TV rights
314.8
257.5
PPV rights
349.5
1.3
DTT
247.6
20.6
Technical & immaterial
27.0
23.2
Option rights
73.0
1.3
1,011.9
Total Investments
303.8

MEDIASET ITALIAN BUSINESS 2007 1H | Cash Flow Statement

(Euro ml.)	1H 2006	1H 2007
Initial Net Financial Position 1/1	**(713.8)**	**(964.4)**
Free Cash Flow from Core Activities	**(19.5)**	**223.1**
- Cash Flow from Operations	599.3	590.6
- Investments	(1,011.9)	(303.8)
- Disinvestments	18.0	1.6
- Change in Net Working Capital (CNWC)	375.1	(65.3)
Equity (Investments)/Disinvest.	48.7	(59.2)
Free Cash Flow	**29.1**	**163.9**
Change in Equity	18.3	(2.4)
Cashed in Dividends	124.3	158.4
Dividends	(489.3)	(488.7)
Total net Cash Flow	**(317.6)**	**(168.9)**
Final Net Financial Position 30/6	**(1,031.4)**	**(1,133.3)**


MEDIASET

MEDIASET

Back up

TELECINCO 2007 1H | P&L Results (IAS/IFRS)

(Euro ml.)	1H 2006	1H 2007
Net Consolidated Revenues	**523.3**	**571.9**
Personnel Costs	(37.7)	(39.6)
Other Operating Costs	(142.7)	(157.3)
EBITDA	**343.0**	**375.0**
Amortisation & Depreciation	(78.6)	(82.0)
EBIT	**264.4**	**293.0**
Financial Income (Losses)	4.5	7.8
Associates	0.2	1.2
Pre-Tax Profit	**269.1**	**302.0**
Taxes	(82.5)	(90.9)
NET PROFIT	**186.4**	**211.6**

TELECINCO 2007 1H | Investments (IAS/IFRS)


1H 2006
2.2
81.0
ml Euro
78.8
1H 2007
2.7
90.6
ml Euro
87.9
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO 2007 1H | Cash Flow Statement (IAS/IFRS)

(Euro ml.)	1H 2006	1H 2007
Initial Net Financial Position	**355.8**	**396.1**
Free Cash Flow	**207.3**	**228.7**
Cash Flow from Operations	273.1	305.5
Investments	(81.0)	(90.6)
Disinvestments	0.1	3.4
Change in Net Working Capital (CNWC)	15.1	10.4
Change in consolidation area	-	(0.8)
Equity (Investments)/Disinvest.	(11.3)	1.5
Cashed in Dividends	1.2	1.2
Treasury Shares	(290.3)	(314.2)
Change in equity	4.0	60.0
Total Net Cash Flow	**(89.1)**	**(23.6)**
Final Net Financial Position	**266.7**	**372.5**

MEDIASET | Balance Sheet

(Euro ml.)	31/12/2006	30/06/2007
Television Rights	**2,220.5**	**2,141.1**
Goodwill and consolidation differences	15.2	15.3
Other tangible and intangible assets	992.4	1,013.0
Financial assets	656.2	715.2
Networking capital & other assets/liabilities	(231.6)	(186.9)
Severance indemnity reserve	(130.3)	(100.5)
Net Invested Capital	**3,522.5**	**3,597.2**
Net Group assets	2,556.3	2,462.4
Shareholders' equity and minority interest	1.7	1.6
Net assets	**2,558.1**	**2,464.0**
Net financial position	**(964.4)**	**(1,133.3)**

MEDIASET GROUP | Consolidated Balance Sheet

(Euro ml.)	31/12/2006	30/06/2007
Television Rights	**2,388.2**	**2,327.7**
Goodwill and consolidation differences	368.7	368.8
Other tangible and intangible assets	1,085.2	1,092.5
Financial assets	93.9	92.9
Networking capital & other assets/liabilities	(304.1)	(283.2)
Severance indemnity reserve	(130.3)	(100.5)
Net Invested Capital	**3,501.7**	**3,498.2**
Net Group assets	2,634.1	2,488.7
Shareholders' equity and minority interest	299.2	248.7
Net assets	**2,933.3**	**2,737.4**
Net financial position	**(568.3)**	**(760.8)**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.gruppomediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

INFORMATION DISCLOSURE PURSUANT TO ARTICLE 84 BIS OF ISSUER REGULATION NO. 11971/1999

INTRODUCTION

At the present time the company has two Stock Option plans in being, "Plan 2003/2005" and "Plan 2006/2008", which were approved by the General Shareholders' Meetings of 16 April 2003 and 20 April 2006 respectively.

These Plans are of "particular relevance" pursuant to article 114 bis of Legislative Decree 58/1998 and article 84 bis, clause 2 of the Issuer Regulations, as the beneficiaries include members of the Board of Directors of Mediaset S.p.A.

Plan 2003/2005

The Employee Stock Option Plan 1997/1999 and the Stock Option Plan 2000/2002, now concluded, have confirmed the validity of the decision to establish an incentive and loyalty system for employees, in order to focus their commitment on achieving strategic objectives. The institutional investors have expressed their appreciation of the aforementioned plans, which have furthered the ability of management, and therefore of the company, to contribute to the process of creating value.

The Board of Directors meeting of 25 March 2003, in agreement with the proposal made by the Stock Option Plan Committee (delegated to manage the previous plans), resolved to present a Stock Option Plan for employees to the general meeting, as of 2003, which also takes account of the experience gained from previous plans.

The three-year plan, which has substantially similar characteristics to those previously introduced, involves the annual allocation of options to purchase the company's shares in the manner defined by the Stock Option Plan Committee.

The General Meeting of 16 April 2003, in agreement with the proposal to establish a Stock Option Plan in order to improve the loyalty and co-responsibility of the beneficiaries of the Plan with regard to the management and value enhancement of the Group, entrusted the management of the Stock

Option Plan to the Stock Option Plan Committee; the Stock Option Plan Committee was fully empowered to identify the beneficiaries, identify performance targets, allocate options and implement all aspects of the Plan.

The Plan involves the assignment of options to purchase ordinary shares in the company held by it. Options are personal and non-transferable "inter vivos".

The beneficiaries of the Plan are employees of the company, its subsidiaries and its parent companies, to be selected from the managers, journalists and the directors of organisation units (or other company offices) who perform important functions in the pursuit and achievement of the Group's strategic objectives.

The beneficiaries are identified by resolution of the Committee one or more times during the year and for each year of validity of the Plan

Each beneficiary is notified in writing of his or her inclusion in the Plan, complete with the following information:

- number of options allocated;
- the purchase price of the shares;
- the targets which must be attained to exercise the options;
- the exercise period.

The right to purchase shares is conditional on the achievement of economic and/or financial performance targets (ROE and Free Cash Flow as defined by the Stock Option Plan Committee) and on continued employment; these limitations have been specifically defined and regulated by the aforementioned Committee in the form of a special regulation. Each beneficiary is notified of the terms and conditions to exercise the options.

By the end of the first half of the year after the year during which the options were assigned, the Committee verifies whether or not the exercise conditions have been met, informing each beneficiary in writing of the outcome.

The purchase price of the shares is their normal value, in compliance with tax law in force.

No facilitations are envisaged for the purchase of the shares pursuant to article 2358, section 3, of the Italian Civil Code and regulations governing the solicitation of investment pursuant to article 94 and subsequent of Legislative Decree 58/1998 and the relative Consob Regulation no. 11971/1999 (also in consideration of the number of beneficiaries).

With regard to financial 2003, on 18 April 2003 the Stock Option Plan Committee identified a total of no. 141 beneficiaries and therefore 3,565,500 personal and non-transferable options were allocated at the exercise price of Euro 7.39, to be exercised from 1 January 2006 until 31 December 2007.

With regard to financial 2004, on 22 June 2004 the Stock Option Plan Committee identified a total of no. 130 beneficiaries and therefore 3,415,000 personal and non-transferable options were allocated at the exercise price of Euro 9.07, to be exercised from 23 June 2007 until 22 June 2009.

With regard to financial 2005, on 22 June 2005 the Stock Option Plan Committee identified a total of no. 132 beneficiaries and therefore 3,774,500 personal and non-transferable options were allocated at the exercise price of Euro 9.60, to be exercised from 23 June 2008 until 22 June 2011.

Plan 2006/2008

The Stock Option Plans established in previous years by the Company, which were well-received by institutional investors, have confirmed the validity of the decision to establish an incentive and loyalty system for employees, in order to focus their commitment on achieving strategic objectives.

The Board of Directors meeting of 28 February 2006, in agreement with the proposal of the Stock Option Plan Committee, resolved to present a new Stock Option Plan for employees to the general meeting, as of 2006, which also takes account of the experience gained from previous plans

The three-year plan involves the annual assignment of options to purchase the company's shares. The terms, conditions and methods adopted by the Plan will be defined by the Board of Directors based on the proposal put forward by the Remuneration Committee

Specifically, the Plan involves the allocation of ordinary shares held by the Company.

The number of options to allocate is established in such a way that the ordinary shares to which the options refer do not exceed the maximum limit, in the three-year period, of 1% of the share capital of Mediaset as it currently stands.

No facilitations are envisaged for the purchase of the shares pursuant to article 2358, section 3, of the Italian Civil Code and regulations governing the solicitation of investment pursuant to article 94 and subsequent of Legislative Decree 58/1998 and the relative Consob Regulation no. 11971/1999 (also in consideration of the number of beneficiaries).

The right to purchase shares is conditional on the achievement of the economic and/or financial performance targets defined by the Board of Directors and on continued employment; these limitations are defined in detail and regulated in

the form of a special regulation.

The purchase price of the shares is their normal value, in compliance with tax law in force.

Options are personal and non-transferable "inter vivos".

The Board of Directors also has the duty and responsibility for managing all the actions needed to implement the plan.

The beneficiaries of the Plan are employees of the company identified by the Board of Directors as representing key people for the company and its subsidiaries, who perform important functions in achieving the Group's strategic objectives.

Each beneficiary is notified in writing of his or her inclusion in the Plan, complete with the following information:

- number of options allocated;
- the purchase price of the shares;
- the targets which must be attained to exercise the options;
- the exercise period.

The Board of Directors, in consideration of the fact that Stock Options, also in the light of Decree Law n. 223, 4 July 2006, are becoming a much more onerous instrument than in the recent past, both for the company and for beneficiaries, agreed with the Committee's proposal, which on one hand envisaged the renewal of the three-year Stock Option Plan unchanged so far as concerns the beneficiaries and number of options to allocate in 2006, and on the other suggested that, as of 2007, new incentive and loyalty systems be devised for employees.

The Plan with regard to financial 2006, as approved by the Board of Directors on 25 July 2006, which identified a total of no. 128 beneficiaries and allocated

options to purchase 3,716,000 Mediaset shares at the exercise price of Euro 8.92, expired because the conditions established by the Plan to exercise the options were not met.

Plan with regard to financial 2007. In consideration of changes in the regulatory framework, the company reassessed the implementation of the Stock Option Plan 2006/2008, both to make it more consistent with the new fiscal rules, as well as to reinstate its original intention of acting as an effective loyalty and incentive instrument for "key managers". Where necessary, "other managers" were offered rational reviews of the entire bonus package, and so all the available levers were used. The Plan approved by the Board of Directors on 28 June identified 43 beneficiaries. The Board allocated a total 3,130,000 personal and non-transferable options, equal to 0.26% of the share capital, establishing that the criterion for calculating the exercise price is the normal value of ordinary Mediaset shares, equivalent to the arithmetic average of the reference prices recorded by Borsa Italiana S.p.A. in the period from the date of allocation until the same day of the previous calendar month, in compliance with current tax law. The Board has set a unit exercise price of Euro 7.87. The exercise period runs from 29 June 2010 to 28 June 2013.

The conditions to satisfy to exercise the options refer to annual company performance indicators of an economic and financial nature (ROE and free cash flow). The attainment of the exercise conditions is verified by the Board, for each year in which the Plan is in effect, within the first half of the year subsequent to the year the options were allocated.

Subsequently the Board of Directors of 17 July 2007, following the acquisition of Medusa Film S.p.A. through subsidiary R.T.I. S.p.A., increased the number of participants to the Stock Option Plan 2007, as announced on 28 June 2007. The Board of Directors therefore increased the total number of beneficiaries in the 2007 Plan to 44, allocating 100,000 personal, non-transferable options, at a unit exercise price of Euro 7.73, established pursuant to the criterion defined by the Board of Directors on 28 June. The exercise period runs from 18 July 2010

to 17 July 2013. The conditions and exercise period announced to the market on 28 June remain unvaried.

As a result, the 2007 Plan has so far allocated 3,230,000 options to 44 beneficiaries, or a total of 0.27% of the share capital.

The information reported has been disclosed to the market pursuant to the legislation in force.

Cologno Monzese, 17 September 2007

Annex: Table 1 of scheme 7 of Annex 3A of Regulation no. 11971/1999

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table 1, scheme 7, Annex 3A of Regulation 11971/1999

Date: 14/09/2007

Name or category	Qualification (for named persons only)	PANEL 2							
		Options (*option grant*)							
		Section 1 Options regarding current plans approved by past resolutions of the general meeting							
		Date of general meeting resolution	Description of instrument	Number of financial instruments underlying allocated but not exercisable options	Number of financial instruments underlying exercisable but not exercised options	Date of allocation by competent body	Exercise price	Market price of underlying financial instruments on allocation date	Expiry of options
YEAR 2003									
Employees	–	16/04/2003	Options over Mediaset ordinary shares	–	136,500	sopc* 18/04/2003	7.39	7.726°	31/12/2007

Notes
* "sopc" = Stock Option Plan Committee.
The General Shareholders' Meeting of 16 April 2003 set up the Stock Option Plan Committee and charged it with the management of the 2003/2005 stock option plan. Specifically, the General Meeting granted the Committee the broadest possible powers to identify beneficiaries, to identify performance targets, to allocate the options and to implement all aspects of the plan. The Stock Option Plan Committee terminated at its natural expiry with the General Shareholders' Meeting of 20 April 2006.

° Market price on 22 April 2003. On 18 April 2003 the Stock Exchange on which the shares are listed was closed.

YEAR 2004									
Fedele Confalonieri	Chairman of the Board of Directors, Mediaset	16/04/2003	Options over ordinary Mediaset shares	–	170,000	sopc* 22/06/2004	9.07	9.378	22/06/2009

Pier Silvio Berlusconi	Vice Chairman, Mediaset	16/04/2003	Options over ordinary Mediaset shares	–	150,000	sopc 22/06/2004	9.07	9.378	22/06/2009
Giuliano Adreani	Managing Director, Mediaset	16/04/2003	Options over ordinary Mediaset shares	–	110,000	sopc 22/06/2004	9.07	9.378	22/06/2009
Mauro Crippa	Board Director, Mediaset	16/04/2003	Options over ordinary Mediaset shares	–	62,000	sopc 22/06/2004	9.07	9.378	22/06/2009
Marco Giordani	Board Director, Mediaset	16/04/2003	Options over ordinary Mediaset shares	–	62,000	sopc 22/06/2004	9.07	9.378	22/06/2009
Gina Nieri	Board Director, Mediaset	16/04/2003	Options over ordinary Mediaset shares	–	62,000	sopc 22/06/2004	9.07	9.378	22/06/2009
Employees	–	16/04/2003	Options over ordinary Mediaset shares	–	2,735,000	sopc 22/06/2004	9.07	9.378	22/06/2009

Notes
* "sopc" = Stock Option Plan Committee.
The General Shareholders' Meeting of 16 April 2003 set up the Stock Option Plan Committee and charged it with the management of the 2003/2005 stock option plan. Specifically, the General Meeting granted the Committee the broadest possible powers to identify beneficiaries, to identify performance targets, to allocate the options and to implement all aspects of the plan. The Stock Option Plan Committee terminated at its natural expiry with the General Shareholders' Meeting of 20 April 2006.

YEAR 2005

Fedele Confalonieri	Chairman of the Board of Directors, Mediaset	16/04/2003	Options over ordinary Mediaset shares	340,000	–	sopc* 22/06/2005	9.60	9.759	22/06/2011
Pier Silvio Berlusconi	Vice Chairman, Mediaset	16/04/2003	Options over ordinary Mediaset shares	300,000	–	sopc 22/06/2005	9.60	9.759	22/06/2011
Giuliano Adreani	Managing Director,	16/04/2003	Options over ordinary	220,000	–	sopc 22/06/2005	9.60	9.759	22/06/2011

	Mediaset		Mediaset shares						
Mauro Crippa	Board Director, Mediaset	16/04/2003	Options over ordinary Mediaset shares	62,000	–	sopc 22/06/2005	9.60	9.759	22/06/2011
Marco Giordani	Board Director, Mediaset	16/04/2003	Options over ordinary Mediaset shares	62,000	–	sopc 22/06/2005	9.60	9.759	22/06/2011
Gina Nieri	Board Director, Mediaset	16/04/2003	Options over ordinary Mediaset shares	62,000	–	sopc 22/06/2005	9.60	9.759	22/06/2011
Employee	–	16/04/2003	Options over ordinary Mediaset shares	2,664,500	–	sopc 22/06/2005	9.60	9.759	22/06/2011

Notes
* "sopc" = Stock Option Plan Committee.
The General Shareholders' Meeting of 16 April 2003 set up the Stock Option Plan Committee and charged it with the management of the 2003/2005 stock option plan. Specifically, the General Meeting granted the Committee the broadest possible powers to identify beneficiaries, to identify performance targets, to allocate the options and to implement all aspects of the plan. The Stock Option Plan Committee terminated at its natural expiry with the General Shareholders' Meeting of 20 April 2006.

YEAR 2007

Fedele Confalonieri	Chairman of the Board of Directors, Mediaset	20/04/2006	Options over ordinary Mediaset shares	450,000	–	rc*** 21/06/2007 BoD*** 28/06/2007	7.87	7.616	28/06/2013
Pier Silvio Berlusconi	Vice Chairman, Mediaset	20/04/2006	Options over ordinary Mediaset shares	360,000	–	rc 21/06/2007 BoD 28/06/2007	7.87	7.616	28/06/2013
Giuliano Adreani	Managing Director, Mediaset	20/04/2006	Options over ordinary Mediaset shares	270,000	–	rc 21/06/2007 BoD 28/06/2007	7.87	7.616	28/06/2013
Mauro Crippa	Board Director, Mediaset	20/04/2006	Options over ordinary	100,000	–	rc 21/06/2007	7.87	7.616	28/06/2013

			Mediaset shares			BoD 28/06/2007			
Marco Giordani	Board Director, Mediaset	20/04/2006	Options over ordinary Mediaset shares	100,000	–	rc 21/06/2007 BoD 28/06/2007	7.87	7.616	28/06/2013
Gina Nieri	Board Director, Mediaset	20/04/2006	Options over ordinary Mediaset shares	100,000	–	rc 21/06/2007 BoD 28/06/2007	7.87	7.616	28/06/2013
Employees	–	20/04/2006	Options over ordinary Mediaset shares	1,750,000	–	rc 21/06/2007 BoD 28/06/2007	7.87	7.616	28/06/2013
Employees	–	20/04/2006	Options over ordinary Mediaset shares	100,000	–	rc 21/06/2007 BoD 17/07/2007	7.73	7.653	17/07/2013

Note
*** The Board of Directors appointed by the General Meeting on 20 April 2006, consistently with the provisions of the new Corporate Governance Code of Borsa Italiana, set up the Remuneration Committee on 21 April 2006. The Remuneration Committee makes proposals to the Board of Directors with regard to, amongst the other things, to criteria, categories of beneficiary, quantity, terms, conditions and methods of the stock option plans.

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
26/09/2007	A	IT0001063210	MEDIASET	AZO	10,000	7.3	73,000	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							73,000		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													73,000		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

2007 OCT -3 A 10:47


MEDIASET

MEDIASET

Half Year Report 2007

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.mediaset.it

Mediaset Group – 2007 Interim Report

MEDIASET GROUP

Report on Operations
in the first half of 2007

Board of Directors	***Chairman***	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*) Alfredo Messina Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman*) Paolo Andrea Colombo Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman*) Paolo Andrea Colombo Luigi Fausti
Board of Statutory Auditors	**Chairman**	Francesco Antonio Giampaolo
	Acting Auditors	Riccardo Perotta Francesco Vittadini
	Substitute Auditors	Giancarlo Povoleri
Independent Auditors		Deloitte & Touche S.p.A.

Main Income Statement Data

2006 full year			1st half 2007		1st half 2006	
mio €	%		mio €	%	mio €	%
3,747.6	100%	Total net Revenues	2,077.0	100%	1,994.1	100%
2,751.5	73.4%	Italy	1,505.8	72.5%	1,472.2	73.8%
997.6	26.6%	Spain	571.9	27.5%	523.3	26.2%
1,035.3	100%	Operating Profit	699.9	100%	650.4	100%
595.7	57.5%	Italy	407.0	58.2%	386.4	59.4%
439.6	42.5%	Spain	293.0	41.9%	264.4	40.7%
1,036.6	27.7%	Group Operating Profit (EBIT)	699.9	33.7%	651.7	32.7%
1,019.6	27.2%	Profit before Tax and Minority Interest	681.9	32.8%	646.3	32.4%
505.5	13.5%	Group Net Profit	340.8	16.4%	332.5	16.7%

Main Balance Sheet and Financial data

31st December 2006		30th June 2007	30th June 2006
mio €		mio €	mio €
3,501.7	Net Invested Capital	3,498.2	3,463.0
2,933.3	Total Net Shareholders' Equity	2,737.4	2,698.3
2,634.1	Net Group Shereholders' Equity	2,488.7	2,461.8
299.2	Minorities Shereholders' Equity	248.7	236.5
(568.3)	Net Financial Position	(760.8)	(764.7)
1,588.4	Operating Cash Flow	790.6	870.6
1,466.5	Investments	394.4	1,092.3
489.3	Dividens paid by the Parent Company	488.7	489.3
144.1	Dividends paid by Subsidiares	155.9	144.1

Personnel

2006 full year			1st half 2007		1st half 2006	
	%			%		%
5,839	100.0%	Mediaset Group Personnel (headcount)	5,774	100.0%	5,808	100.0%
4,660	79.8%	Italy	4,572	79.2%	4,639	79.9%
1,179	20.2%	Spain	1,202	20.8%	1,169	20.1%
5,849	100.0%	Mediaset Group Personnel (averaged)	5,802	100.0%	5,843	100.0%
4,665	79.8%	Italy	4,611	79.5%	4,676	80.0%
1,184	20.2%	Spain	1,191	20.5%	1,167	20.0%

Main Indicators

2006 full year		1st half 2007	1st half 2006
27.6%	Operating Profit/Net Revenues	33.7%	32.6%
21.7%	Italy	27.0%	26.2%
44.1%	Spain	51.2%	50.5%
27.7%	EBIT/ Net Revenues	33.7%	32.7%
27.2%	Pre-Tax and Minority Interest/Net Revenues	32.8%	32.4%
13.5%	Net Profit/Net Revenues	16.4%	16.7%
0.44	EPS (euro per share)	0.30	0.29
0.43	Diluted EPS (euro per share)	0.30	0.29

REPORT ON OPERATIONS IN THE FIRST HALF OF 2007

Summary of the Group's results in the first half of 2007

Here follows a summary of the main results achieved by the Mediaset Group as at 30 June 2007 compared to the figures in the same period of 2006:

- **Consolidated net revenues** amounted to **EUR 2,077.0 million,** with a **4.2%** increase;
- **EBIT** amounted to **EUR 699.9 million** and recorded an increase of EUR 48.2 million compared to the same period of the previous year. This change was impacted by *non recurring income of EUR 23.0 million*, which was booked to reduce personnel expenses deriving from the recalculation of the employee termination benefit as at 31 December 2006, according to the international accounting standards after the regulatory modifications applied by the competent authority in Italy starting from 2007. **Operating profitability** amounted to **33.7%** compared to 32.7% recorded in the same period of 2006; excluding the contribution of non recurring income in both periods, operating profitability in the first half of 2007 reached 32.6% in line with that of the first half of 2006;
- **Earnings before tax and minority interests** amounted to **EUR 681.9 million**, compared to EUR 646.3 million in the first half of 2006;
- The **net profit pertaining to Group operations** amounted to **EUR 340.8 million** compared to EUR 332.5 million at 30 June 2006; the impact on net profit deriving from the recalculation of the employee termination benefit at 31 December 2006 amounted, net of differed taxes paid, to EUR 15.4 million. The parent company Mediaset S.p.A. closed the first half of 2007 with net profit totalling EUR 483 million.
- **Consolidated net financial position** went from – EUR 568.3 million at 31 December 2006 to – **EUR 760.8 million** at 30 June 2007, mainly as a consequence of the dividend payout by the parent company and the subsidiary Telecinco totalling EUR 644.6 million. **Free cash flow,** gross of changes related to investments or divestments of equity and treasury shares, amounted to **EUR 451.7 million**, compared to EUR 165.8 million in the first half of 2006, a period in which outflows had occurred for a total of about EUR 260 million, as a consequence of the purchase of the broadcasting network for the implementation of the multiplex platform for the new *mobile television* based on *DVB-H* technology and as a result of the purchase of option agreements on encrypted rights for the 2009/2010 season of some important "Serie A" premier league Italian football clubs.

Analysis of results by geographical segments: Italy

- In the first half of 2007 **consolidated net revenues** from Group's operations in Italy reached **EUR 1,505.8 million** with a **2.3%** increase over the same period of the previous year, mainly due to increased revenues from the pay-per-view activities by Mediaset Premium and activities as network operator and content providing multi-platform.
- **Gross advertising sales on Mediaset networks** reached EUR **1,522.6** million at the end of the first half of 2007, with a 3.4% decrease compared to the same period of 2006. This

change was mainly attributable to the weak evolution of the advertising market recorded in the first two months of the year, as a consequence of a slowdown in advertising investments by some important groups which had already significantly reduced their campaigns in the final months of 2006. All these elements had caused a 7.3% decrease in advertising sales on Mediaset networks in the first quarter of the year compared to the same period of the previous year. From March on, the first signs of increased advertising investments were progressively recorded, since important new product campaigns were launched. As a consequence, advertising sales improved on Mediaset networks, since in the second quarter a 0.4% growth was achieved over the same period of 2006.

- **Television costs** confirmed the same trend as recorded in the first quarter: a significant decrease (- 0.8%) was therefore recorded in the first half of the year compared to the same period of 2006, in line with the objective of substantially maintaining on an annual basis the same television costs as in 2006.
- **EBIT** in Italy amounted to **EUR 407.0 million,** with an increase compared to EUR 387.8 million at 30 June 2006. This result was affected by the already mentioned income of EUR 23 million booked as a consequence of the newly introduced regulatory modifications concerning the destination of the employee termination benefit, which apply starting from 2007; **operating profitability** went up to **27.0%** compared to 26.3% in the first half of 2006. Net of these non recurring revenues, operating profitability was slightly lower than in the same period of 2006 due to decreased revenues from *Free To Air Television* operations (resulting from decreased television advertising sales), despite significant revenues improvements in the other leading areas of operating. In the second quarter, as a combined result of the positive trend of advertising sales and the decrease in television costs, the operating profitability of *Free To Air Television* operations was in any case higher than that recorded in the same period of 2006.
- ***"Mediaset Premium"*** pay-per-view operations recorded a positive result for the second consecutive quarter as well as a significant improvement in EBIT over the same periods of the previous year, thus doubling the revenues from the sale of prepaid and scratch cards in the first half of the year. At the end of its second pay-per-view season, the balance of Mediaset Premium operations is extremely positive: in this period, about 3 million prepaid cards and 7.9 million scratch cards were sold for sales totalling approximately EUR 190 million.

In the first six months of 2007, **total audience share** in the 24 hours in Italy recorded around 9 million 300 thousand TV viewers, with a 4.2% decrease in figures compared to the first half of 2006. This decrease concerned all time brackets.

Especially in Prime Time and late at night, a decrease was recorded in the number of contacts (about 560 thousand less) and in the time devoted to watching television (about 9 minutes less), a decrease which was particularly evident in Day Time. The drop in total audience share, from a social and demographic point of view, mainly refers to young TV viewers from 15 to 34 years of age and children.

Mediaset networks closed the first half of 2007 with a 24 hours share of 40.9%, a Day Time share of 40.8% and a Prime Time share of 40.8%, thus recording a slight increase compared to the same period of 2006 in the three time brackets considered.

Here follow the results reached by single networks during the period in question:

(Source: Auditel)

Share individuals - 1st half 2007	24 hours	Prime Time	Day Time 7:00-2:00
	21.1%	21.6%	20.9%
	11.1%	10.9%	11.1%
	8.7%	8.3%	8.8%
MEDIASET	**40.9%**	**40.8%**	**40.8%**

As far as the commercial target group aged 15-64 is concerned – a group which accounts for 70% of the Italian population and which is the most interesting group for 80% of advertisers - Mediaset confirmed its leading position in the Full Day, in Day Time and Prime Time..

(Source: Auditel)


1st HALF 2007
% SHARE COMMERCIAL TARGET 15-64 years
43.3
37.7
43.4
37.0
43.0
41.2
24 hours
Day Time
Prime Time
Mediaset
Rai

More specifically, in the *Spring 2007* television period (from 14 January to 2 June, excluding the week of the Sanremo Music Festival), Mediaset networks recorded a 24 hours audience share of 41.2%, a Day Time share of 41.2% and a Prime Time share of 41.5%. In the same period, as shown in the graph below, Mediaset strengthened its position structurally in the *target group aged 15-64*. Thus it further increased its advantage in all time brackets over RAI networks (from +4.3 percentage points in 2006 up to +6.3 percentage points in 2007). These results show that, despite an increased number of competitors and the introduction of multi-platforms, Mediaset programmes and publications are commercially winning, modern and well-balanced.

(Source: Auditel)


GUARANTEE PERIOD - SPRING 2007
43.7
37.4
43.8
36.8
43.6
40.8
24 hours
Day Time
Prime Time
Mediaset
Rai

In the period, **Canale 5** gave up its position as absolute leader in all time brackets in favour of Raiuno, as far as the total number of TV viewers is concerned, but it soundly maintained its leadership in the commercial target group aged 15-64 in all time brackets. Among the programmes that contributed to the season's primacy of Canale 5 in terms of audience share in this commercial target group, it is worth mentioning: *Grande fratello 6* (25.8%), *La Corrida* (31.9%), *Scherzi a parte* (22.9%), *Amici di Maria De Filippi* (28.4%). The editing of the special programme by Ficarra and Picone *Ma chi ce lo doveva dire* (23.9%) was particularly appreciated. Excellent performance for *Striscia la notizia* (28.6% on air from Monday to Friday) and also for the programme that has replaced it, *Cultura Moderna* (24.2% on air from Monday to Friday) and for *Paperissima Sprint* (25.1%). Positive results also for Saturday productions: in the afternoon *Verissimo* achieved a 21.3% audience share while, late at night, *Il senso della vita* reached 22.7%. As far as fiction productions are concerned, the successful results achieved in the first months of the year by *R.I.S. 3 Delitti Imperfetti* (23.8%) and *Nassirya, per non dimenticare* (24.6%) were equally obtained by the sixth series of *Carabinieri* (21.1%) and by *Maria Montessori* (29.4%) which were broadcast between March and May. In Day Time soap operas still recorded excellent audience shares: 28.6% for *Beautiful*, 26.9% for *Cento vetrine*. **Italia 1** ranked third in all time brackets with a 10.8% Prime Time share, once again outperforming RAI 2 (9.4%), and a 10.9% Day Time share (against 10.5% for Raidue). Among the great number of productions proposed by Italia 1, it is worth mentioning *Le Iene Show* (15.9%) and *Colorado* (11.9%). *Festivalbar* started with a good 13.2% share while the special *Wind Music Award* achieved 12.6%. As far as television series are concerned, much appreciated were *CSI: Crime scene investigation* (12.3%) and its spin-off *CSI: Miami* (14.2%); the new episodes of *Grey's Anatomy* recorded high audience shares (13.5% in the nine Fridays when they were broadcast starting from 9 p.m.). Finally, an excellent debut for *Ugly Betty* that was an absolute première in Italy and that achieved a 13.7% average share. Excellent audience shares were recorded for *The Simpsons* and *Dragon Ball* that were watched by 48% of children, almost 60% of young male TV viewers aged 15-24 and 17% of total TV viewers. Excellent results continued to be achieved also by the World Motorbike Championship with 14.7% in 125cc motorbike competitions, 20% in 250cc motorbike competitions and 38.2% in Motorbike GP. **Retequattro**, still growing compared to the same period of the previous year, achieved an 8.4% Prime Time share (half percentage point more than 2006 share) and an 8.9% Day Time share (0.7 percentage points more than 2006 share), a time bracket in which it outperformed Raitre. In Prime Time, this network recorded a 10% share for *Stranamore* and an 8.1% for *Il Migliore* with, in both cases, higher percentages from a mature

audience (15.8% and 13.2% respectively for TV viewers over 65). In Day Time, *Forum* (17.2% was the average share of total TV viewers while 24.5% was recorded with people over 65) still provided a valuable contribution; during weekends *Melaverde* recorded 11.3%; late at night, the topical programme *Tempi Moderni*, obtained an average share of 10.3%. Good results also for the two movie cycles late at night: 11.3% for *Cinema Festival*, and 9.6% for *I Bellissimi*, a lower share, but still higher than average for this network.

In the tables below you will find the broadcasting schedules of the three Mediaset networks in the first half of 2007 and the hours produced in the same period.

Mediaset Networks - Broadcasted programmes - 1st half 2007

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	333	7.7%	565	13.0%	1,110	25.6%	2,008	15.8%
Tv Movies	207	4.8%	164	3.8%	89	2.0%	460	3.6%
Mini-series	91	2.1%	12	0.3%	42	1.0%	145	1.1%
Telefilm	399	9.2%	1,024	23.6%	822	18.9%	2,245	17.6%
Tv Romance	-	0.0%	-	0.0%	4	0.1%	4	0.0%
Sit-com	55	1.3%	388	8.9%	59	1.4%	502	3.9%
Soap	313	7.2%	-	0.0%	246	5.7%	559	4.4%
Telenovelas	35	0.8%	-	0.0%	128	2.9%	163	1.3%
Cartoons	-	0.0%	712	16.4%	-	0.0%	712	5.6%
Total TV Rights	**1,433**	**33.0%**	**2,865**	**66.0%**	**2,500**	**57.6%**	**6,798**	**53.4%**
News	760	17.5%	477	11.0%	444	10.2%	1,681	13.2%
Info	622	14.3%	122	2.8%	246	5.7%	990	7.8%
Sport		0.0%	199	4.6%	-	0.0%	199	1.6%
Events		0.0%	94	2.2%	6	0.1%	100	0.8%
Entertainment:	1,303	30.0%	397	9.1%	658	15.1%	2,358	18.5%
soft entertainment	*583*	*13.4%*	*243*	*5.6%*	*111*	*2.6%*	*937*	*7.4%*
talk show	*174*	*4.0%*	-	*0.0%*	-	*0.0%*	*174*	*1.4%*
music	*15*	*0.3%*	*70*	*1.6%*	*37*	*0.9%*	*122*	*1.0%*
quiz-game-show	*242*	*5.6%*	*64*	*1.5%*	*20*	*0.5%*	*326*	*2.6%*
reality	*262*	*6.0%*	*1*	*0.0%*	-	*0.0%*	*263*	*2.1%*
soft news	*27*	*0.6%*	*19*	*0.4%*	*490*	*11.3%*	*536*	*4.2%*
Culture	23	0.5%	2	0.0%	187	4.3%	212	1.7%
Teleshopping	203	4.7%	188	4.3%	303	7.0%	694	5.5%
Total in-house productions	**2,911**	**67.0%**	**1,479**	**34.0%**	**1,844**	**42.4%**	**5,935**	**46.6%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**12,733**	**100.0%**

Type	Hours of in-house productions				
	1st half 2007	% on the whole	1st half 2006	% on the whole	% changes
Entertainment and talk show	730	20.0%	988	23.9%	-26.1%
Events	6	0.2%	9	0.2%	-33.3%
Cultural and Informative Programmes	481	13.2%	648	15.7%	-25.8%
Soft news	364	10.0%	282	6.8%	29.1%
News	915	25.1%	960	23.2%	-4.7%
Reality	107	2.9%	254	6.1%	-57.9%
Promo and Ads	26	0.7%	26	0.6%	0.0%
Sport	383	10.5%	402	9.7%	-4.7%
Game and Quiz show	264	7.2%	251	6.1%	5.2%
Music	101	2.8%	44	1.1%	129.5%
Soap	91	2.5%	99	2.4%	-8.1%
Serial Drama	30	0.8%	38	0.9%	-21.1%
Teleshopping	152	4.2%	139	3.4%	9.4%
Total	**3,650**	**100.0%**	**4,140**	**100.0%**	**-11.8%**

Analysis of results by geographical segments: Spain

- In the first half of 2007 the **consolidated net revenues of the Telecinco Group** reached **EUR 571.9 million,** showing a **9.3%** increase over the same period of the previous year.
- The revenue increase, combined with a limited growth of costs, enabled the Telecinco Group to record an **Operating profit** of **EUR 293.0 million**, with a **10.8%** growth over the same period of 2006 and an increase in **operating profitability** that went from 50.5% in the first half of 2006 up to **51.2%** in the first half of 2007.
- **Net profit** amounted to **EUR 211.6 million** with a **13.5%** increase over June 2006.

In the first half of 2007, Telecinco succeeded in further improving its economic results thanks to its very effective business model, the strength of its broadcasting schedules, its creative ability and capacity to adapt its commercial strategy. All these factors helped this network outdistance its competitors that rank second and third, Antena 3 and TVE 1 respectively.

Gross television advertising sales established a new record in the first months of 2007 totalling **EUR 558.1 million,** with a **7.9%** growth over the same period of the previous year.

Telecinco confirmed its leadership in terms of audience share. This is the only television network which, in the period, was able to record a **share** higher than **20%** in all time brackets. This result further confirmed the strength of Telecinco broadcasting schedules, while maintaining an effective control policy over costs that, in the period, increased in line with the annual objectives established.

In the first half of 2007, Telecinco was the most watched TV network, with a 20.4% audience share, showing an increase of 2.5 percentage points compared to Antena 3 (17.9%) and of 3 percentage points compared to TVE 1 (17.4%).

(Source: Sofres)

TELECINCO **Share 1st half 2007**	**Individuals**	**Commercial Target**
24 hours	20.4%	22.7%
Prime Time (from 20:30 to 24:00)	20.6%	23.4%
Day Time	20.3%	22.3%

In Prime Time, Telecinco recorded a 20.6% audience share outperforming Antena 3 by 3 percentage points (17.6%) and TVE 1 by 3.9 percentage points (16,7%). In the same time bracket, Telecinco was the television network that suffered less from the arrival of new competitors (*Cuatro* and *La Sexta*) which caused it to lose just one percentage point compared to the first half of 2006, against TVE 1 which lost 1.8 percentage points and Antena 3 2.4 percentage points.

As far as the commercial target is concerned, Telecinco strengthened its historic leadership both in the Full Day with 22.7% - recording 4.7 percentage points more than Antena 3 (18%) and 9.2 percentage points more than TVE 1 (13.5%) – and in Prime Time with a 23.4%, share, thus outdistancing Antena 3 (17.3%) by 6.1 percentage points and TVE (13.1%) by 10.3 percentage points.

Among the programmes which have most contributed to these results in terms of audience share, there are *Yo Soy Bea* (35.4%), *Los Serrano* (23.7%), *Aida* (27.9%), *La Que Se Avecina* (21.8%), *CSI* (29.0%), *Operacion Trionfo* (28.2%), *Gala Supervivientes* (24.8%), *Camera Cafè* (22.8%), *Aqui Hay Tomate* (24.9%) and the Grand Prix races of the Formula I Championship with 47.2%.

The tables below show the broadcasting programmes of the network in the first half of 2007 and the hours produced in the same period. More specifically, it should be noted that the number of programme hours produced in-house increased compared to external productions / purchased rights.

Telecinco Broadcasted contents (hours)	**1st half 2007**		**1st half 2006**		**Changes**	
Film	235	5.4%	351	8.1%	(116)	-33.0%
TV Movies, Mini-series and Telefilm	284	6.5%	292	6.7%	(8)	-2.7%
Cartoons	135	3.1%	126	2.9%	9	7.1%
Total TV Rights	**654**	**15.1%**	**769**	**17.7%**	**(115)**	**-15.0%**
Quiz-game-show	398	9.2%	343	7.9%	55	16.0%
Sport	89	2.0%	82	1.9%	7	8.5%
Documentaries and others	1,762	40.6%	1,757	40.4%	5	0.3%
News	966	22.2%	951	21.9%	15	1.6%
Fiction	433	10.0%	409	9.4%	24	5.9%
Others	41	0.9%	32	0.7%	9	27.8%
Total in-house productions	**3,690**	**84.9%**	**3,575**	**82.3%**	**115**	**3.2%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**-**	**0.0%**

Type	**Total hours of in-house productions**				
	1st half 2007	**% on the whole**	**1st half 2006**	**% on the whole**	**% changes**
Entertainment and talk show	1,219	54.2%	1,178	51.8%	3.5%
News	740	32.9%	821	36.1%	-9.9%
Sport	79	3.5%	83	3.6%	-4.8%
Quiz/Game show	77	3.4%	108	4.7%	-28.7%
Soap and serial drama	78	3.5%	27	1.2%	188.9%
Serial Fiction	56	2.5%	58	2.5%	-3.4%
Total	**2,249**	**100.0%**	**2,275**	**100.0%**	**-1.1%**

Significant events in the period

On 14 May, the consortium owned for the same stake by the Mediaset and Telecinco Groups, Cyrte Fund II B.V. (a private equity fund, whose majority shareholder is John de Mol, the founder of Endemol) and GS Capital Partners VI L.P. (of the Goldman Sachs Inc Group) signed an agreement with the Spanish telecommunication company Telefonica to take over a 99.7% stake in Endemol Investment Holding B.V., a holding company that owned 93,750,000 ordinary shares, totalling 75% of the capital of the Dutch operational company listed as Endemol N.V.

This agreement includes paying EUR 2,629 million to Telefonica, an amount which includes the assets and liabilities of the company in the transaction, an implicit assessment of the shares of the listed company Endemol N.V. totalling EUR 25 per share (including dividends for EUR 0,45 per share) and a commitment by buyers to launch a take-over bid on the remaining 25% of

Endemol's share capital at a price of at least EUR 25 per share (including dividends), against the latest official Stock-Exchange price in the session of 11 May 2007 totalling EUR 24.65 per share.

Buyers were supported in this transaction by Mediobanca and Goldman Sachs International.

In order to finalise this transaction, Mediaset – through its Luxembourg-based subsidiary Mediaset Investment Sarl - and Telecinco contributed with stakes of 25% and 75% respectively to set up under Spanish law the company Mediacinco Cartera SL, which was capitalised at 30 June for a total amount of EUR 240 million, of which EUR 60 million was paid in by Mediaset and EUR 180 million by Telecinco. Based on the financial structure of this transaction, the maximum investment made by Mediaset and Telecinco through Mediacinco Cartera will amount to EUR 486 million.

Endemol is a multinational group based in 25 countries all over the world. It is a leader in creating, developing and marketing TV formats and programme productions, television dramas and soap operas which are very successful internationally. These include *Grande Fratello, Chi vuol essere Milionario, Affari Tuoi, Operazione Trionfo, La Fattoria*.

As at 31 December 2006, the Endemol Group recorded consolidated net sales for EUR 1,117.4 million (+ 24.1% against 2005), an EBITDA of EUR 177.1 million (+ 15.9% against 2005) and net profit of EUR 96.8 million (+17.2% over the previous year).

This transaction is very important for the Mediaset Group from an industrial point of view and is consistent with the leading strategic development guidelines which include geographical diversification, vertical integration and presence in multi-platform contents in a competitive framework where contents play a central role both in general television and in free-of-charge and paying interactive digital platforms.

On 16 May 2007 and 22 June 2007 this transaction was favourably welcomed by both the European Commission and the Competent Authorities in Germany and Austria.

The transaction was finalised with the take-over of Endemol N.V.'s majority stake by the Consortium (as specified in the section *Events after 30 June 2007*) on 3 July 2007 and therefore it was not booked in the period.

Analysis of results by segments

The analysis of the income statement and of the consolidated financial and balance sheet situation was performed – in accordance with that established by IAS 14 on segment reporting – by separately highlighting the contribution to the financial and economic results of the two geographical areas where the Mediaset Group operates, Italy and Spain, considered as "primary segments" and by supplying the most important figures required by areas of operation, identified as "secondary segments".

The income statement, the balance sheet and the cash flow statement detailed here below correspond in their form and contents to those which were presented in the Report on Operations of the consolidated Annual Report and are therefore reclassified compared to those adopted for the subsequent financial statement tables in order to show "interim financial reporting" and aggregates of the most significant economic and financial figures needed to understand the operational performance of the Group and of the single areas of operation. For these figures, which are not included yet in EU Gaap and that were drafted in compliance with that established in Consob Communication no. 6064293 dated 28 July 2006 and in the CESR Recommendation dated 3 November 2005 (CESR/o5-178b) regulating alternative performance indicators ("Non Gaap Measures"), we provided a description of the criteria adopted to prepare them and the notes referring to the items in the mandatory tables.

The figures of the income statement and the cash flow statement are supplied for the first half and the second quarter of 2007 and 2006; the figures of the balance sheet are supplied referring to 30 June 2007 and 31 December 2006.

Economic results

The consolidated income statement tables below specify the interim results achieved in terms of *EBITDA, EBIT from ordinary operations* and *EBIT*.

EBITDA is the difference between *Consolidated net revenues* and *operating costs* gross of non-monetary costs relating to amortisation, depreciation and write-downs (net of possible value recovery) of current and non-current assets.

The *EBIT from ordinary operations* is obtained by removing non-monetary costs related to amortisation, depreciation and write-downs (net of possible value recovery) of current and non-current assets from EBITDA.

EBIT is obtained by considering not only the *EBIT from ordinary operations*, but also revenues and costs generated from the disposal of consolidated equity investments which should be considered as non recurring due to the nature of the transaction or the considerable amounts at stake. It should be noted, with reference to the periods being analysed, that the revenues specified refer to the capital gains achieved in the first quarter of 2006 after selling a 0.03% stake held in the listed subsidiary Gestevision Telecinco S.A.

As already said, the income, booked in the first half of 2007 as a consequence of the recalculation of the employee termination benefit at 31 December 2006, led to a non-recurring (as explicitly stressed) decrease in *Personnel Expenses*.

It should finally be noted that some types of costs, which can be defined as short-term employee benefits under IAS 19 and that were previously included in Services, were reclassified

as Personnel Expenses starting from consolidated financial statements at 31 December 2006. For comparative purposes, it was therefore necessary to reclassify the income statement tables of the first half of 2006.

(amounts in EUR millions)

Mediaset Group: Income statement	1st half		2nd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**2,077.0**	**1,994.1**	**1,112.1**	**1,038.9**
Personnel expenses	217.5	232.0	101.5	116.3
of which non recurring revenues	*(23.0)*		*(23.0)*	
Purchases, services, other costs	712.2	682.9	343.0	326.8
Operating costs	**929.8**	**914.9**	**444.6**	**443.1**
EBITDA	**1,147.2**	**1,079.2**	**667.4**	**595.8**
Amortisations, depreciation and write-downs	447.3	428.8	223.3	209.7
Operating profit	**699.9**	**650.4**	**444.2**	**386.1**
Gain/(Losses) from disposal of equity investments	-	1.3	-	-
EBIT	**699.9**	**651.7**	**444.2**	**386.1**
Financial income/(losses)	(19.5)	(5.4)	(10.6)	(1.7)
Income/(expenses) from equity investments	1.5	-	0.7	0.4
EBT	**681.9**	**646.3**	**434.3**	**384.8**
Income taxes	(235.7)	(220.7)	(155.6)	(140.9)
Net profit from continuing operations	**446.2**	**425.6**	**278.7**	**243.9**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(105.4)	(93.1)	(62.4)	(56.5)
Mediaset Group net profit	**340.8**	**332.5**	**216.3**	**187.4**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	1st half		2nd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	44.8%	45.9%	40.0%	42.7%
EBITDA	55.2%	54.1%	60.0%	57.3%
Amortisation, depreciation and write-downs	21.5%	21.5%	20.1%	20.2%
Operating profit	**33.7%**	**32.6%**	**39.9%**	**37.2%**
EBIT	**33.7%**	**32.7%**	**39.9%**	**37.2%**
EBT	**32.8%**	**32.4%**	**39.1%**	**37.0%**
Mediaset Group net profit	**16.4%**	**16.7%**	**19.4%**	**18.0%**
Tax rate (EBT %)	34.6%	34.1%	35.8%	36.6%

Analysis of results by geographical segment: Italy

Here follows the summary of the Income Statement of the Mediaset Group, related to Italian operations:

(amounts in EUR millions)

Italy: Income statement	1st half		2nd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**1,505.8**	**1,472.2**	**791.6**	**744.1**
Personnel expenses	177.9	194.3	81.7	96.5
of which non recurring revenues	*(23.0)*	-	*(23.0)*	-
Purchases, services, other costs	555.6	541.1	256.8	250.5
Operating costs	**733.5**	**735.3**	**338.4**	**347.0**
EBITDA	**772.3**	**736.9**	**453.2**	**397.2**
Amortisations, depreciation and write-downs	365.3	350.5	183.9	173.4
Operating profit	**407.0**	**386.4**	**269.3**	**223.8**
Gain/(Losses) from disposal of equity investments	-	1.4	-	-
EBIT	**407.0**	**387.8**	**269.3**	**223.8**
Financial income/(losses)	(27.3)	(9.9)	(14.3)	(3.7)
Income/(expenses) from equity investments	0.3	(0.3)	(0.1)	0.3
EBT	**379.9**	**377.6**	**254.9**	**220.4**
Income taxes	(144.9)	(138.3)	(101.2)	(89.5)
Net profit from continuing operations	**235.1**	**239.3**	**153.6**	**130.9**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(0.4)	(0.4)	(0.1)	(0.2)
Mediaset Group net profit	**234.7**	**239.0**	**153.5**	**130.8**

The table below shows the percentage on consolidated net revenues of some key Income Statement components.

	1st half		2nd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	48.7%	49.9%	42.7%	46.6%
EBITDA	51.3%	50.1%	57.3%	53.4%
Amortisation, depreciation and write-downs	24.3%	23.8%	23.2%	23.3%
Operating profit	**27.0%**	**26.2%**	**34.0%**	**30.1%**
EBIT	**27.0%**	**26.3%**	**34.0%**	**30.1%**
EBT	**25.2%**	**25.6%**	**32.2%**	**29.6%**
Mediaset Group net profit	**15.6%**	**16.2%**	**19.4%**	**17.6%**
Tax rate (EBT %)	38.1%	36.6%	39.7%	40.6%

Here follows a description of the contribution to EBIT of Italian operations in the ***areas of operation*** that have been identified in accordance to IAS 14, considering their importance and the organisation and business structure of the Group.

The areas of operation identified are:

- ***Free to Air commercial television***: the Group's traditional core business, it includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcast analogically and the operations linked to non-encrypted own channels broadcast by means of digital terrestrial technologies;
- ***Pay per View television operations:*** relating to the pay-per-view offer of events and programmes going under the *Mediaset Premium* brand;
- ***Network Operator***: these operations are related to the management of an analogue broadcasting network for non-encrypted own channels and for digital terrestrial broadcasting platforms (*multiplexes*), including the network which was taken over in the

second quarter of 2006, open to the main mobile phone operators and intended to support the offer of mobile digital terrestrial television using DVB-H technologies;

- ***Other ancillary areas of operation*** serving and related to the core business activity (Internet, teletext, selling services and *content providing* to mobile phone operators, non television advertising concessions, TV sales, publishing, licensing and merchandising).

(amounts in EUR millions)

Revenues and operating profits: Italy - business segments breakdown	Free-to-air tv		Network Operator		Pay per View		Other		ITALY	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues towards third parties	1,334.2	1,376.4	32.5	11.0	92.5	36.3	46.6	48.4	1,505.8	1,472.2
Total Revenues %	*88.6%*	*93.5%*	*2.2%*	*0.7%*	*6.1%*	*2.5%*	*3.1%*	*3.3%*	*100.0%*	*100.0%*
Inter-segment revenues			56.0	58.6						
Operating costs towards third parties	573.6	601.9	57.2	63.0	55.2	21.0	47.5	49.2	733.5	735.3
of which: Non recurring revenues	*(21.6)*		*(1.1)*		*(0.1)*		*(0.3)*		*(23.0)*	
Inter-segment operating costs	34.3	36.3			19.0	19.6	2.7	2.7		
EBITDA	**726.3**	**738.2**	**31.3**	**6.6**	**18.4**	**(4.3)**	**(3.5)**	**(3.5)**	**772.3**	**736.9**
Amortisation, depreciation and write-down	316.7	315.7	29.4	18.7	15.8	11.7	3.5	4.3	365.3	350.5
Operating Profit	**409.5**	**422.5**	**1.9**	**(12.1)**	**2.6**	**(16.0)**	**(7.0)**	**(7.8)**	**406.9**	**386.4**
Revenues %	*30.7%*	*30.7%*	*2.1%*	*-17.4%*	*2.8%*	*-44.1%*	*-15.1%*	*-16.1%*	*27.0%*	*26.2%*

It should be noted that the items *Inter-segment revenues* and *Inter-segment operating costs* show the net contribution from the evaluation of the services provided by or received from the different areas of operation.

More specifically:

- the *Inter-segment revenues* from the Network Operator segment refer to the use of the analogue broadcasting network by non-encrypted channels (free to air television) and to the capacity of the digital multiplexes used to broadcast *Mediaset Premium* events and used by non-encrypted digital terrestrial channels (Mediashopping);

- the *Inter-segment operating costs* of the *Free to Air* television area of operation, generated by the use of the broadcasting network, are booked net of the value for the exploitation of publishing contents, technical services and facilities by other areas of operation.

A summary of the evolution of ***consolidated net revenues*** per type of area of operation is shown in the table below:

(amounts in EUR millions)

Italy consolidated revenues - business segments breakdown	1st half			2nd quarter		
	2007	2006	Variazione	2007	2006	Variazione
Mediaset Networks gross advertising revenues	1,522.6	1,576.2	(53.6)	802.2	799.4	2.8
Digital Networks gross revenues	1.3	1.1	0.2	0.4	(0.7)	1.1
Other television revenues	36.9	34.1	2.8	20.6	20.5	0.1
Agency discounts	(226.6)	(235.0)	8.4	(119.4)	(119.3)	(0.1)
TOTAL REVENUES Free to air TV	**1,334.2**	**1,376.4**	**(42.3)**	**703.8**	**699.9**	**3.9**
Network Operator	32.5	11.0	21.5	18.5	6.3	12.2
Pay per View	92.5	36.3	56.2	47.2	13.5	33.7
Net revenues from non television operations	46.6	48.4	(1.7)	22.0	24.3	(2.3)
TOTAL ITALY NET CONSOLIDATED REVENUES	**1,505.8**	**1,472.2**	**33.6**	**791.6**	**744.1**	**47.5**

More specifically, in the period, as far as ***free to air television*** was concerned, gross ***advertising sales*** referring to **Mediaset networks** recorded a 3.4% decrease compared to

the same period of 2006. As already commented, this change was influenced by the negative evolution in the first two months of the year, against the progressive improvement recorded starting from March. In the second quarter, advertising sales recorded a 0.4% increase over the same period of 2006.

Most *revenues from non television operations* were generated by content providing operations, after selling the exploitation rights of Mediaset networks' broadcasting schedules to other platforms.

The growth in revenues from ***Network operator*** activities was mainly due to revenues received starting from the end of the first half of 2006 as a consequence of using the broadcasting capacity of the network devoted to mobile digital television.

As far as **Pay per View television operations** are concerned, in the first half of 2007, Mediaset Premium commercial offer generated revenues from the sale of prepaid and scratch cards totalling EUR 66.3 million, almost double that booked (EUR 33.5 million) in the same period of 2006. In the period being analysed, over 420,000 new prepaid cards were sold and over 2.5 million scratch cards. It should be noted that the amounts generated by the sale of prepaid and scratch cards by card re-sellers (and similarly industrial and distribution costs) were booked according to the period of residual validity of the prepaid and scratch cards sold. In the same period, the revenues from this area of operation also included revenues – for the quota pertaining to the period being analysed – totalling EUR 22.6 million relating to the sale to other platforms of encrypted television exploitation rights for the "Serie A" Premier League football matches and the 2006/2007 Champions League matches and relating to sub-licensing to Telecom Italia Media the broadcasting rights of the home Mediaset Football Club matches of the 2006-2007 Football Championship played against Football Clubs from the La7Cartapiù bouquet.

The slight decrease in ***net revenues from non television operations*** was caused – against higher revenues from licensing, merchandising and TV sales operations – by the drop in 2007 of revenues from working as advisor of the Italian National Football Team since the four-year agreement with FIGC expired at the end of 2006.

	1st half 07	1st half 06	changes	% changes
Operating costs	**1,098.8**	1,085.8	13.0	1.2%
Personnel expenses	**177.9**	194.3	-16.4	-8.4%
of which non recurring revenues	*-23.0*	*0.0*	*-23.0*	*n.s.*
Purchases, services, other costs	**555.6**	541.1	14.5	2.7%
Amortisation, depreciation and write-downs	**365.3**	350.5	14.8	4.2%

Excluding non recurring revenues used to reduce personnel expenses, ***operating costs*** in Italy increased by EUR 36.0 million compared to the same period of the previous year, mainly as a consequence of the increased Mediaset Premium programme scheduling costs.

The main items of operating costs are personnel expenses and purchases, services and other costs which are detailed below.

On a like-for-like basis, ***Personnel expenses*** showed a 3.3% growth over the first half of 2006.

Number of employees (including temporary staff)	30/06/2007	30/06/2006
Managers	326	330
Journalists	349	348
Middle managers	748	728
Office workers	3,149	3,233
Total	**4,572**	**4,639**

Average workforce (including temporary staff)	1st half 2007	1st half 2006
Managers	324	326
Journalists	353	365
Middle managers	747	721
Office workers	3,186	3,264
Total	**4,611**	**4,676**

The total of ***purchases, services and other costs*** showed an increase of EUR 14.5 million in the first half of 2007 over the same period of the previous year. This variation was impacted by the growth in Mediaset Premium programme scheduling costs, mainly relating to the Champions League and the wider offer of Football Programmes, which since the 2006/2007 season was extended to the "Serie A" Premier League away matches, purchased through an agreement signed with Telecom Italia Media, and to the "Serie B" Second Division matches. In the same period of the previous year, this item also included *non recurring costs* totalling EUR 7.9 million for ancillary costs paid for the company reorganization after the sale of network operator activities from RTI S.p.A. to Elettronica Industriale S.p.A.

The main ***amortisation, depreciation and write-downs*** refer to the investment in digital equipment and frequencies, especially those incurred in the second quarter of 2006 for the implementation of the mobile digital network.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement	1st half		2nd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**571.9**	**523.3**	**320.8**	**295.5**
Personnel expenses	39.6	37.7	19.9	19.8
Purchases, services, other costs	157.3	142.7	86.5	76.5
Operating costs	**196.9**	**180.4**	**106.4**	**96.3**
EBITDA	**375.0**	**343.0**	**214.4**	**199.3**
Amortisations, depreciation and write-downs	82.0	78.6	39.4	36.5
Operating profit	**293.0**	**264.4**	**175.0**	**162.8**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**293.0**	**264.4**	**175.0**	**162.8**
Financial income/(losses)	7.8	4.5	3.6	1.9
Income/(expenses) from equity investments	1.2	0.2	0.7	-
EBT	**302.0**	**269.1**	**179.4**	**164.7**
Income taxes	(90.9)	(82.5)	(54.3)	(51.5)
Net profit from continuing operations	**211.2**	**186.6**	**125.0**	**113.2**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	0.4	(0.2)	0.5	(0.2)
Mediaset Group net profit	**211.6**	**186.4**	**125.5**	**113.1**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	1st half		2nd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	34.4%	34.5%	33.2%	32.6%
EBITDA	65.6%	65.5%	66.8%	67.4%
Amortisation, depreciation and write-downs	14.3%	15.0%	12.3%	12.4%
EBIT	**51.2%**	**50.5%**	**54.6%**	**55.1%**
EBT	**52.8%**	**51.4%**	**55.9%**	**55.7%**
Mediaset Group net profit	**37.0%**	**35.6%**	**39.1%**	**38.3%**
Tax rate (EBT %)	30.1%	30.7%	30.3%	31.3%

In the first half of 2007 the consolidated net revenues generated by the Telecinco Group increased by EUR 48.6 million over the same period of the previous year.

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	1st half		2nd quarter	
	2007	2006	2007	2006
Gross advertising revenues	**558.1**	**517.3**	**313.8**	**292.0**
Telecinco	550.4	511.9	310.0	288.3
Other	7.7	5.4	3.8	3.7
Agency discounts	(24.3)	(22.2)	(13.4)	(12.6)
Net advertising revenues	**533.8**	**495.2**	**300.3**	**279.4**
Other revenues	38.1	28.2	20.5	16.1
Total net consolidated revenues	**571.9**	**523.3**	**320.8**	**295.5**

The increase in revenues is mainly due to the performance of ***advertising revenues from television rights*** referring to Telecinco, which reached EUR **550.4** million, thus showing a 7.5% increase. ***Other advertising revenues*** refer to advertising sales for theme channels, the Internet and Teletext.

Higher ***Other revenues*** are mainly generated by the distribution operations of rights and audio-visual contents.

	1st half 2007	1st half 2006	Changes	% Changes
Operating costs	**278.9**	259.0	19.9	7.7%
Personnel expenses	**39.6**	37.7	1.9	5.0%
Purchases, services, other costs	**157.3**	142.7	14.6	10.2%
Amortisation, depreciation and write-downs	**82.0**	78.6	3.4	4.3%

In the six months under consideration, higher **overall costs** of the Telecinco Group are attributable to the effects of the line-by-line consolidation, starting from 1 March 2007, of the equity investment in Europortal Jumpy España S.A. (because of the increase in shareholding from 50% to 100%) and the costs incurred to establish Mediacinco Cartera S.L. Net of these elements, of the variable costs and of the costs regarding digital terrestrial television operations, operating costs show an increase which was limited to 2.4% over the same period of 2006.

The increase in **personnel expenses** is mainly attributable to a staff increase, as is shown by the tables below:

Number of employees (including temporary staff)	30/06/2007	30/06/2006
Managers	99	74
Journalists	133	109
Middle managers	85	106
Office workers	854	847
Industry workers	31	33
Total	**1,202**	**1,169**

Average workforce (including temporary staff)	1st half 2007	1st half 2006
Managers	98	68
Journalists	124	109
Middle managers	85	111
Office workers	853	846
Industry workers	32	33
Total	**1,191**	**1,167**

EBITDA recorded an increase of EUR 32.0 million, in the first half of 2007 over the same period of the previous year; the percentage impact on net revenues went from 65.5% in the first half of 2006 up to 65.6% in the same period of 2007.

In the first half of 2007 **EBIT** for the Spanish segment recorded a EUR 28.6 million increase; operating profitability went to 51.2% up from 50.5% in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	1st half 07	1st half 06	changes	% changes
EBIT	**699.9**	651.7	48.2	7.4%

In the first half of 2006 **EBIT** included the capital gain of EUR 1.3 million recorded as a result of the disposal of a 0.03% stake in Telecinco. Operating profitability amounted to 33.7%, compared to 32.7% in the first half of 2006.

	1st half 07	1st half 06	changes	% changes
Financial (income)/losses	**-19.5**	-5.4	-14.1	n.s.

The increased negative net balance of financial income was due to the increase in the average consolidated debt position in the six months under examination over the same period of the previous year (due to the investments in the broadcast network dedicated to mobile television and for the options for the 2009-2010 encrypted rights made in the first part of 2006) and to the higher average cost of debt because of the development of market rates in the periods under examination.

	1st half 07	1st half 06	changes	% changes
EBT	**681.9**	646.3	35.6	5.5%
Tax Rate (%)	*34.6%*	*34.1%*		
Net profit	**340.8**	332.5	8.3	2.5%

In the period, EBIT is net of estimated income taxes, in accordance with the criterion of measurement specified by IAS 34, adopting the tax rate that is estimated to be applied at the end of the ongoing fiscal year. In the first months of 2006, the Tax Rate benefited from the recognition of advance paid taxes following the redefinition of the tax reference value for the intangible assets included in the framework of the reorganization operations within the Group.

Balance sheet and financial position

Here follows the Balance Sheet Summary of the Group and the balance sheet by geographical segment. The tables were restated with a view to underlining two macro aggregates, that is, ***Net invested capital*** and ***Net financial position.*** The net financial position consists of *Gross financial liabilities* minus *Cash in hand and cash equivalents* as well as *Other financial assets*. An analysis of the main components of the *Net financial position* is detailed in the explanatory notes below.

These tables are therefore different with respect to the schemes proposed in the Annual Report statements and are presented in a layout highlighting current and non current assets and liabilities.

Equity investments and other financial assets include the assets that in the Balance Sheet belong to *Equity investments in related and jointly controlled companies* and *Other financial assets* (though this item is limited to *non current equity investments and receivables* and does not include *Financial receivables and Financial assets available for sale* which belong to the *Net financial position*).

Working capital and other assets and liabilities includes *current assets* (excluding *Cash in hand and cash equivalents* and *current financial assets* which are part of the item *Net financial position*), *deferred tax assets and liabilities, non current assets held for sale, provisions for risks and charges, due to suppliers* and *tax liabilities.*

An analysis of the main components of the *Net financial position* is detailed in the explanatory notes below.

(amounts in EUR millions)

Balance Sheet Summary	**30/06/2007**	**31/12/2006**
Television rights	2,327.7	2,388.2
Goodwill and differences arising from consolidation	368.8	368.7
Other tangible and intangible non current assets	1,092.5	1,085.2
Equity investments and other financial assets	92.9	93.9
Net working capital and other assets/(liabilities)	(283.2)	(304.1)
Post-employment benefit plans	(100.5)	(130.3)
Net invested capital	**3,498.2**	**3,501.7**
Group shareholders' equity	2,488.7	2,634.1
Minority interests	248.7	299.2
Total Shareholders' equity	**2,737.4**	**2,933.3**
Net financial position	**(760.8)**	**(568.3)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the periods being analysed.

It should be noted that the balance sheet situation regarding *Italian operations* includes in ***Equity investments and other financial assets*** the book value of the stake held in Gestevision Telecinco and the 25% stake held in Mediacinco Cartera, a company established in the first half of the year for the purpose of making an equity investment in Endemol, and consolidated on a line-by-line basis by Telecinco, which holds a controlling stake (75%). These investments are eliminated at the end of the consolidation process. As a consequence, the item ***Group shareholders' equity*** of *Italian operations* includes the dividends received by Telecinco that, in order to be simple and clearer, were not specified in the income statement figures by geographical segment.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	Italy		Spain	
	30/06/2007	31/12/2006	30/06/2007	31/12/2006
Television rights	2,141.1	2,220.5	186.5	167.8
Goodwill and differences arising from consolidation	15.3	15.2	-	-
Other tangible and intangible non current assets	1,013.0	992.4	79.5	92.7
Equity investments and other financial assets	715.2	656.2	14.8	16.2
Net working capital and other assets/(liabilities)	(186.9)	(231.6)	(96.3)	(73.9)
Post-employment benefit plans	(100.5)	(130.3)	-	-
Net invested capital	**3,597.2**	**3,522.5**	**184.5**	**202.8**
Group shareholders' equity	2,462.4	2,556.3	496.8	598.4
Minority interests	1.6	1.7	60.1	0.5
Total Shareholders' equity	**2,464.0**	**2,558.1**	**556.9**	**598.9**
Net financial position	**(1,133.3)**	**(964.5)**	**372.5**	**396.1**

The table below shows a summary of the balance sheet situation of the Group at 30 June 2007 highlighting the effects deriving from the line-by-line consolidation of investments in Telecinco.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30th June 2007	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	2,141.1	186.5	-	2,327.7
Goodwill and differences arising from consolidation	15.3	-	353.5	368.8
Other tangible and intangible non current assets	1,013.0	79.5	-	1,092.5
Equity investments and other financial assets	715.2	14.8	(637.1)	92.9
Net working capital and other assets/(liabilities)	(186.9)	(96.3)		(283.2)
Post-employment benefit plans	(100.5)	-	-	(100.5)
Net invested capital	**3,597.2**	**184.5**	**(283.5)**	**3,498.2**
Group shareholders' equity	2,462.4	496.8	(470.5)	2,488.7
Minority interests	1.6	60.1	187.0	248.7
Totale Shareholders' equity	**2,464.0**	**556.9**	**(283.5)**	**2,737.4**
Net financial position	**(1,133.3)**	**372.5**	-	**(760.8)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. This table too was restated with respect to the scheme suggested by IAS 7 which is used for preparing the mandatory cash flow statements, highlighting the changes occurred in the *Net financial position*, which is the most significant item for understanding whether the Group is able to meet its financial obligations.

It should be noted that in the Cash flow statement by geographical area Spain, item *Received capital increases* relates to Mediaset's capitalization of its stake (25%) in the newly established company Mediacinco Cartera (in which Telecinco holds 75%) that, as is reported in section below on Events after 30 June 2007, in July made an equity investment in the Consortium which in turn acquired a controlling stake in Endemol. In the cash flow statement referring to Italian operations, the corresponding outlay is recognized under *Equity investments*.

Item *Changes in the consolidation area* includes in the period under examination, the impact on the financial position resulting from the line-by-line investment held by Gestevision Telecinco in Europortal Jumpy España S.A. following the acquisition of a controlling stake on 1 March 2007.

(amounts in EUR millions)

	Mediaset Group		Italy		Spain	
	30/06/2007	30/06/2006	30/06/2007	30/06/2006	30/06/2007	30/06/2006
Net financial position at the beginning of the year	(568.3)	(358.0)	(964.4)	(713.8)	396.1	355.8
Free Cash Flow	451.7	165.8	223.1	(19.5)	228.7	207.3
- Cash Flow from operating activities (*)	790.6	870.6	590.6	599.3	305.5	273.1
- Investments in fixed assets	(394.4)	(1,092.3)	(303.8)	(1,011.9)	(90.6)	(81.0)
- Disposals of fixed assets	5.0	18.1	1.6	18.0	3.4	0.1
- Net cash outflow arising from business combinations (**)	50.5	369.4	(65.3)	375.1	10.4	15.1
- Changes in net working capital and other current assets/liabilities						
	(0.8)	-	-	-	(0.8)	-
	(2.4)	22.3	(2.4)	18.3	-	4.0
(Re-purchases)/Sales of treasury shares	-	-			60.0	-
Cash changes generated by equity investments	2.3	37.4	(59.2)	48.7	1.5	(11.3)
Dividends received	1.3	1.2	158.4	124.3	1.2	1.2
Dividends paid	(644.6)	(633.4)	(488.7)	(489.3)	(314.2)	(290.3)
Financial Surplus/Deficit	(192.5)	(406.7)	(168.9)	(317.5)	(23.6)	(89.1)
Net financial position at the end of the period	(760.8)	(764.7)	(1,133.3)	(1,031.4)	372.5	266.7

(* : Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to EUR **451.7 million** increasing over EUR 165.8 million in the same period of 2006. This result is generated by a positive development of free cash flow both in Italy and Spain, the lack in the period under examination of the payment, for an overall amount of EUR 260 million, made in the first half of 2006 for the acquisition of the broadcasting network dedicated to the implementation of the multiplex system for *mobile tv* in *DVB-H* technology and for the options on the encrypted rights for the 2009/2010 season of the main Serie A football clubs.

Increases in fixed assets recognised in the cash flow statement are briefly detailed in the table below:

	Mediaset Group		Italy		Spain	
	30/06/2007	30/06/2006	30/06/2007	30/06/2006	30/06/2007	30/06/2006
Investments in TV rights	(325.3)	(724.7)	(226.4)	(627.6)	(98.9)	(97.7)
Changes in advances on TV rights	(21.4)	(17.8)	(32.4)	(36.7)	11.0	18.9
TV rights: investments and advances	(346.7)	(742.5)	(258.8)	(664.3)	(87.9)	(78.8)
Investments in other fixed assets	(47.7)	(349.8)	(45.0)	(347.6)	(2.7)	(2.2)
Total investments in fixed assets	(394.4)	(1,092.3)	(303.8)	(1,011.9)	(90.6)	(81.0)

It should be noted that in the first half of 2006 investments for EUR 343 million were made for the purchase of the encrypted rights of the main "Serie A" football clubs, for the seasons 2007/2008 and 2008/2009 (included in *investments in television rights*).

In the same period, *Increases from other fixed assets* included EUR 73 million regarding the purchase of the options for encrypted rights referring to the main "Serie A" football clubs for the 2009/2010 season and EUR 192.4 million regarding the acquisition of a broadcasting network from Europa Tv.

In the first half of 2006, the management of **equity investments** generated net revenues for EUR 37.4 million, mainly related to the sale of the stake held in Hopa.

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data

	Shareholders' equity at 30/06/2007	Net profit for the first half 2007	Shareholders' equity at 30/06/2006	Net profit for the first half 2006
As per balance sheet and income statement of Mediaset S.p.A.	**2,474.7**	**483.0**	**2,487.4**	**517.0**
Excess of shareholders'equity, including gross income for the period over book value of investments in subsidiary and affiliated companies	2,631.4	841.8	1,957.8	1,348.8
Consolidation adjustments arising from:				
Adoption of the Group's accounting policies/ dividend e	(2,007.1)	(641.2)	85.9	(637.0)
Eliminations of unrealised intra-group gains/losses	(268.8)	(0.9)	(1,683.8)	(582.5)
Deferred taxation	(92.8)	(236.5)	(149.1)	(220.7)
Total	**2,737.4**	**446.2**	**2,698.2**	**425.6**
Profit/(loss) attributable to minority interests	(248.7)	(105.4)	(236.5)	(93.1)
As per consolidated financial statements	**2,488.7**	**340.8**	**2,461.7**	**332.5**

Events after 30 June 2007

- On 3 July, after obtaining the necessary authorizations from the competent Authorities, the agreement was executed that had been signed on 14 May for the purchase by Telefonica of 99.7% of **Endemol** Investment Holding BV (holding company that owned a 75% stake in the listed operating company called Endemol NV) by company Edam Acquisition B.V., for an amount of EUR 2,629.6 million. Edam Acquisition B.V. is indirectly held 100% by consortium Edam Acquisition Holding I Coöperatief U.A., jointly held by Mediacinco Cartera (25% Mediaset, 75% Telecinco), Cyrte Fund II and GS Capital Partners VI.

  Edam Acquisition B.V. also acquired a stake directly held by Cyrte Fund II in Endemol N.V., equal to 5.9% of the whole capital, for an amount of EUR 184.3 million.

  The consortium shall fund the whole operation, equal to EUR 2,813.9 million, by means of an outlay amounting to EUR 1,111.1 million of equity (33.% of which, equal to EUR 370.4 million, underwritten by Mediacinco Cartera) and by using bank loans for the remaining EUR 1,702.8 million.

  On 4 July, Edam Acquisition B.V. launched a Public Offering for the Purchase of remaining 19% of the share capital of Endemol B.V. for a price of EUR 24.55 per share (equal to the price of EUR 25 recognized to Telefonica net of the EUR 0.45 per share dividend paid on 31 May 2007).

  Following the operations connected to the Public Purchase Offering, that came to an end on 3 August, Edam Acquisition B.V. holds 99.73% of Endemol B.V. shares. The company will therefore be delisted from NYSE Euronext, Amsterdam, and *squeeze-out* operations of the remaining minority shareholders will be subsequently started.

- On 10 July the purchase was executed, that had already been announced on 3 July, between Mediaset Spa and Fininvest Spa for the **purchase** by the latter of **100%** of share capital of the **Medusa Group**.

  The cost of the operation, equal to EUR 152 million, was determined based on the net consolidated shareholders' equity of the Medusa Group at 31 December 2006. As an integration to the cost of the operation, Mediaset Spa undertakes to pay Fininvest Spa a price balance, up to a maximum of EUR 18 million, linked to box office results for the films distributed in the years 2007-2008.

  The assessment that the price is in line with market values was made by merchant bank Lehman Brothers International.

  The Medusa Group is active in the production and distribution of Italian and international films, with an average annual investment in Italian films of approximately EUR 65 million, in the management of cinema theatres, in the making of complex multiplex and in home entertainment.

  The main Group's companies are parent company Medusa Film (film production and distribution of rights), Medusa Video (home entertainment) and companies Medusa Cinema and Medusa Multicinema (management of the cinema theatre circuit with 100 multiplex screens and 1 traditional theatre).

  In 2006, the Medusa Group had consolidated net revenues for EUR 195.5 million (+18.3% over 2005), an EBITDA of EUR 16.8 million (- EUR 3 million in 2005) and an EBIT of EUR 6.7 million (- EUR 4.6 million in the previous year). In the field of domestic cinema distribution, in 2006 Medusa had a 13% market share (second in absolute terms and first among Italian distributors).

  The acquisition of Medusa is an operation with a significant strategic value for Mediaset Spa:

  - it will strengthen, together with the acquisition of Endemol, its presence in the field of contents, focused on the production and use of cinema rights that represent the core and necessary proposal for all platforms;
  - it will ensure direct and growing commitment for the production of Italian films, a relevant element for the Group's scheduling needs. This commitment will translate, thanks to new investments, into development and support for the whole industry;
  - it will increase diversification in areas adjacent to the "core business" (cinema theatres, home video).

Foreseeable developments

At the end of the January - August 2007 period, Mediaset networks recorded a 40.7% audience share for the full day and in Prime Time and of 40.6% in Day Time. Italia 1 remains the third network in all the main time brackets of reference (with a share of more than 11%), strongly leaving behind Rai2.

With reference to the commercial target group aged 15-64, Mediaset maintains its leading position in all the main time brackets, recording a 42.9% average audience share in Prime Time and 43% in Day Time and in the full day, thanks to the first and third place achieved by Canale 5 and Italia 1, respectively.

The performance of advertising sales in Mediaset networks in July/August recorded an increase over the same period in the previous year, confirming the progressive improvement recorded starting from March. Thanks to this result, advertising sales which, at the end of the first six months, had decreased by –3.4%, recorded after the first eight months in the year a -2% decline over the same period of the previous year. Further growth consolidation of advertising sales expected for the next few months should ensure at least the achievement for the current year of gross advertising sales in line with those of 2006.

As far as Mediaset Premium operations are concerned, excellent sales results were recorded after 30 June, in view of the start of the new pay TV season: to date, around 1.1 million smart cards and 1.4 million scratch cards have been sold.

Telecinco confirmed also in July/August its leading position with respect to share percentages, further increasing at the end of the 8 months, its gap with respect to its main competitors.

We confirm for the current year, in the same consolidation area and without considering the contribution of the non recurring income accounted for in the first half with respect to the re-calculation of the employee termination benefit, that consolidated EBIT will increase over the previous year. The amount of the increase will depend on the performance of television advertising sales in Italy and Spain. Starting from the second half of the year, the companies belonging to the Medusa Group will be consolidated on a line-by-line basis, while the 33.3% stake held through Mediacinco in Edam Acquisition Holding I Coöperatief U.A., a company that indirectly controls the Endemol Group, will be consolidated by means of the equity method; these acquisitions are not supposed to generate significant impacts on the consolidated results for the current year, considering the positive operating results that will be generated by the respective operations and by the higher financial charges for the outlays incurred and the financial structure of the acquisition of Endemol.

For the Board of Directors

the Chairman

MEDIASET GROUP

Consolidated Financial Statements and Notes

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Notes	30/6/2007	31/12/2006
ASSETS			
Non current assets	4		
Property, plant and equipment	4.1	460.6	457.2
Television rights	4.2	2,327.7	2,388.2
Goodwill and differences arising from consolidation	4.3	368.8	368.7
Other intangible assets	4.4	631.9	628.0
Investments in associates	4.5	26.2	27.5
Other financial assets	4.6	66.7	66.4
Deferred tax assets	4.7	291.5	324.6
TOTAL NON CURRENT ASSETS		**4,173.4**	**4,260.5**
Current assets	5		
Inventories	5.1	40.9	39.9
Trade receivables		1,146.1	1,142.3
Other receivables and current assets	5.2	295.8	392.8
Current financial assets	5.3	142.9	44.6
Cash and cash equivalents		534.4	447.4
TOTAL CURRENT ASSETS		**2,160.1**	**2,067.0**
Non current assets held for sale	7	-	**1.5**
TOTAL ASSETS		**6,333.5**	**6,329.0**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover described in the Explanatory Note 20.

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Notes	30/6/2007	31/12/2006
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves	8		
Share capital	8.1	614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	8.2	(416.2)	(413.9)
Other reserves		542.8	542.8
Valuation reserve	8.3	10.6	3.2
Retained earnings	8.4	1,121.3	1,107.0
Net profit for the period		340.8	505.5
Group Shareholders' Equity		**2,488.7**	**2,634.1**
Minority interests in net profit		105.4	156.3
Minority interests in share capital, reserves and retained earnings		143.3	143.0
Minority interests		**248.7**	**299.2**
TOTAL SHAREHOLDERS' EQUITY		**2,737.4**	**2,933.3**
Non current liabilities	9		
Post-employment benefit plans	9.1	100.5	130.3
Deferred tax liabilities		168.6	177.3
Financial liabilities and payables	4.7	516.5	441.5
Provisions for non current risks and charges	9.2	169.7	127.1
TOTAL NON CURRENT LIABILITIES		**955.3**	**876.2**
Current liabilities	10		
Financial payables		915.0	612.7
Trade and other payables		1,346.3	1,520.3
Provisions for current risks and charges		28.9	71.5
Current tax liabilities	10.1	169.9	80.7
Other financial liabilities	10.2	11.8	13.0
Other current liabilities	10.3	168.9	221.4
TOTAL CURRENT LIABILITIES		**2,640.8**	**2,519.5**
Liabilities related to non current assets held for sale	7	-	-
TOTAL LIABILITIES		**3,596.1**	**3,395.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,333.5**	**6,329.0**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover described in the Explanatory Note 20.

CONSOLIDATED INCOME STATEMENT (*)

(EUR million)

INCOME STATEMENT	Notes	30/6/2007	30/6/2006	2nd quarter 2007	2nd quarter 2006
Sales of goods and services		2,059.7	1,977.5	1,101.8	1,029.1
Other revenues and income		17.3	16.6	10.3	9.8
TOTAL NET CONSOLIDATED REVENUES	11	**2,077.0**	**1,994.1**	**1,112.1**	**1,038.9**
Personnel expenses	12	217.5	232.0	101.5	116.3
- of which non recurring income		(23.0)	-	(23.0)	-
Purchases, services, other costs	13	712.2	682.9	343.0	326.8
Amortisation, depreciation and write-downs		447.3	428.8	223.3	209.7
Impairment losses and reversal of impairment on fixed assets		-	-	-	-
TOTAL COSTS		**1,377.1**	**1,343.7**	**667.9**	**652.8**
Gains/(Losses) from disposal of equity investments		-	1.3	-	-
EBIT		**699.9**	**651.7**	**444.2**	**386.1**
Financial losses	14	(57.0)	(61.6)	(31.1)	(40.5)
Financial income	15	37.5	56.2	20.5	38.8
Income/(expenses) from equity investments	16	1.5	0.0	0.7	0.4
EBT		**681.9**	**646.3**	**434.3**	**384.8**
Income taxes	17	235.7	220.7	155.6	140.9
NET PROFIT FROM CONTINUING OPERATIONS		**446.2**	**425.6**	**278.7**	**243.9**
Net Gains/(Losses) from discontinued operations		-	-	-	-
NET PROFIT FOR THE PERIOD		**446.2**	**425.6**	**278.7**	**243.9**
Attributable to:					
- Equity shareholders of the parent company		340.8	332.5	216.3	187.4
- Minority Interests		105.4	93.1	62.4	56.5
Earnings per share	18				
- Basic		0.30	0.29	0.19	0.16
- Diluted		0.30	0.29	0.19	0.16

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Income Statement items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover described in the Explanatory Note 20.

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	1st half 2007	1st half 2006
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	702.7	645.9
+ Depreciation and amortisation	447.3	428.8
+ Other provisions and non-cash movements	(13.5)	2.5
+ Change in trade receivables	(3.8)	(22.3)
+ Change in trade payables	128.7	356.2
+ Change in other assets and liabilities	(75.4)	(386.4)
- Interests (paid)/received	(2.7)	(0.1)
- Income tax paid	(39.5)	(153.0)
Net cash flow from operating activities [A]	**1,143.8**	**871.6**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	5.0	18.4
Proceeds from the sale of equity investments	1.6	48.3
Interests (paid)/received	(0.3)	0.4
Purchases in television rights	(325.3)	(726.5)
Changes in advances for television rights	(21.4)	(17.8)
Purchases of other fixed assets	(47.7)	(349.8)
Equity investments	(0.4)	(11.3)
Changes in payables for investing activities	(302.7)	366.6
Proceeds/Payments for hedging derivatives	(4.2)	(0.7)
Changes in other financial assets	(83.0)	91.1
Loans to other companies (granted)/repaid	-	-
Dividends received	1.3	1.2
Business Combinations/Changes in consolidation area (*)	(0.8)	
Net cash flow from investing activities [B]	**(777.9)**	**(580.1)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	(2.4)	25.3
Changes in financial liabilities	377.8	162.6
Dividends paid	(644.6)	(633.4)
Changes in other financial assets/liabilities	1.8	3.6
Interests (paid)/received	(11.5)	(6.2)
Net cash flow from financing activities [C]	**(278.9)**	**(448.1)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**87.0**	**(156.6)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**447.4**	**498.1**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**534.4**	**341.5**

(*) the item refers to the acquisition of the remaining 50% stake held by Telecinco in Europortal Jumpy

MOVEMENTS IN SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31/12/2005	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of the parent company's 2005 net profit	-	-	-	-	-	603.4	(603.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(489.3)	-	(489.3)	-	(489.3)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(144.1)	(144.1)
Reserve establishment for unrealised foreign exchange gains	-	-		-	-	-		-	-	-
Stock Option plan valuation	-	-	-	-	(5.1)	8.3	-	3.2	0.6	3.8
(Purchase)/sale of treasury shares	-	-	-	39.4	-	(11.5)	-	27.9	1.5	29.4
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.5)		-	-	-	(4.5)	0.2	(4.3)
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	2.5	-	-	2.5	-	2.5
Financial asset valuation credited/(charged) to Equity	-	-	-	-	(4.3)	-	-	(4.3)	-	(4.3)
Other changes	-			-	-	-	-	-	0.1	0.1
Profit/(loss) for the period	-	-	-	-	-	-	332.5	332.5	93.1	425.6
Balance at 30/06/2006	**614.2**	**275.2**	**542.8**	**(411.3)**	**(0.4)**	**1,108.8**	**332.5**	**2,461.8**	**236.5**	**2,698.3**
Balance at 31/12/2006	**614.2**	**275.2**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.5**	**2,634.1**	**299.2**	**2,933.3**
Allocation of the parent company's 2006 net profit	-	-	-	-	-	505.5	(505.5)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)		(488.7)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(156.2)	(156.2)
Stock Option plan valuation	-	-			(2.7)	5.6		2.9	1.1	4.0
(Purchase)/sale of treasury shares	-	-		(2.3)				(2.3)	-	(2.3)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Actuarial gains/(losses) from defined benefit plans	-	-			8.4	(7.6)		0.8	-	0.8
Financial asset valuation credited/(charged) to Equity	-	-	-	-	1.7	-	-	1.7		1.7
Other changes / Changes in the consolidation area	-	-	-	-	-	(0.6)	-	(0.6)	(0.8)	(1.4)
Profit/(loss) for the period	-	-	-	-	-	-	340.8	340.8	105.4	446.2
Balance at 30/06/2007	**614.2**	**275.2**	**542.8**	**(416.2)**	**10.4**	**1,121.3**	**340.8**	**2,480.7**	**248.7**	**2,737.4**

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	30/6/2007	of which with related parties (note 20)	% wheight	31/12/2006	of which with related parties (note 20)	% wheight
ASSETS						
Non current assets						
Property, plant and equipment	460.6			457.2		
Television rights	2,327.7	479.0	21%	2,388.2	480.5	20%
Goodwill and differences arising from consolidation	368.8			368.7		
Other intangible assets	631.9	112.2	18%	628.0	98.6	16%
Investments in associates	26.2			27.5		
Other financial assets	66.7			66.4		
Deferred tax assets	291.5			324.6		
TOTAL NON CURRENT ASSETS	**4,173.4**			**4,260.5**		
Current assets						
Inventories	40.9			39.9		
Trade receivables	1,146.1	14.1	1%	1,142.3	23.3	2%
Other receivables and current assets	295.8			392.8	0.5	0%
Current financial assets	142.9	0.1	0%	44.6		
Cash and cash equivalents	534.4			447.4		
TOTAL CURRENT ASSETS	**2,160.1**			**2,067.0**		
Non current assets held for sale	-			**1.5**	**1.5**	100%
TOTAL ASSETS	**6,333.5**			**6,329.0**		

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	30/6/2007	of which with related parties (note 20)	% whelght	31/12/2006	of which with related parties (note 20)	% whelght
SHAREHOLDERS' EQUITY AND LIABILITIES						
Share capital and reserves						
Share capital	614.2			614.2		
Share premium reserve	275.2			275.2		
Treasury shares	(416.2)			(413.9)		
Other reserves	542.8			542.8		
Valuation reserve	10.6			3.2		
Retained earnings	1,121.3			1,107.0		
Net profit for the period	340.8			505.5		
Group Shareholders' Equity	**2,488.7**			**2,634.1**		
Minority interests in net profit	105.4			156.3		
Minority interests in share capital, reserves and retained earnings	143.3			143.0		
Minority interests	**248.7**			**299.2**		
TOTAL SHAREHOLDERS' EQUITY	**2,737.4**			**2,933.3**		
Non current liabilities						
Post-employment benefit plans	100.5			130.3		
Deferred tax liabilities	168.6			177.3		
Financial liabilities and payables	516.5			441.5	0.8	0%
Provisions for non current risks and charges	169.7			127.1		
TOTAL NON CURRENT LIABILITIES	**955.3**			**876.2**		
Current liabilities						
Financial payables	915.0			612.7		
Trade and other payables	1,346.3	152.1	11%	1,520.3	194.3	13%
Provisions for current risks and charges	28.9			71.5		
Current tax liabilities	169.9	0.1	0%	80.7	1.7	2%
Other financial liabilities	11.8	4.5	38%	13.0	4.6	35%
Other current liabilities	168.9			221.4		
TOTAL CURRENT LIABILITIES	**2,640.8**			**2,519.5**		
Liabilities related to non current assets held for sale	-			-		
TOTAL LIABILITIES	**3,596.1**			**3,395.7**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**6,333.5**	**160.1**		**6,329.0**		

CONSOLIDATED INCOME STATEMENT ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

INCOME STATEMENT	30/6/2007	of which with related parties (note 20)	% weight	30/6/2006	of which with related parties (note 20)	% weight
Sales of goods and services	2,059.7	21.7	1%	1,977.5	17.3	0%
Other revenues and income	17.3	2.1	12%	16.6	1.9	4%
TOTAL NET CONSOLIDATED REVENUES	**2,077.0**			**1,994.1**		
Personnel expenses	217.5			232.0		
- of which non recurring income	(23.0)			-		
Purchases, services, other costs	712.2	76.9	11%	682.9	71.6	6%
Amortisation, depreciation and write-downs	447.3			428.8		
Impairment losses and reversal of impairment on fixed assets	-			-		
TOTAL COSTS	**1,377.1**			**1,343.7**		
Gains/(Losses) from disposal of equity investments	-			1.3		
EBIT	**699.9**			**651.7**		
Financial losses	(57.0)	(1.4)	2%	(61.6)	-2.2	2%
Financial income	37.5	0.3	1%	56.2	0.1	0%
Income/(expenses) from equity investments	1.5			-		
EBT	**681.9**			**646.3**		
Income taxes	235.7			220.7		
NET PROFIT FROM CONTINUING OPERATIONS	**446.2**			**425.4**		
Net Gains/(Losses) from discontinued operations	-			-		
NET PROFIT FOR THE PERIOD	**446.2**			**425.4**		
Attributable to:						
- Equity shareholders of the parent company	340.8			332.5		
- Minority Interests	105.4			93.1		
Earnings per share						
- Basic	0.30			0.29		
- Diluted	0.30			0.29		

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CLOSED AT 30 JUNE 2007

1. DRAFTING CRITERIA

The Interim Report and the Consolidated Accounting Tables have been drawn up in accordance with CONSOB resolution No. 11971 of 14 May 1999 and subsequent changes by CONSOB resolution No. 14990 of 14 April 2005.

The same IAS/IFRS accounting principles adopted for the drawing up of the Group's consolidated financial statements ended as of December 31, 2006 – which we invite You to refer to – were also implemented for the drawing up of the Group's consolidated interim report. The taxes for the six month period were calculated on the basis of the best possible estimate of the average rate expected for year end.

It should be noted that following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the accounting criteria applied to post-employment amounts accrued at 31 December 2006 and those to be accrued from 1 January 2007 were accordingly modified starting from the fiscal year of reference in compliance with IAS 19 and the interpretations given by the Italian national competent technical committees last July.

Following to the changes introduced through the Reform of the complementary social security funds provided for in the afore mentioned Decree, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

As a result of the newly enforced regulations, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006 in order to adjust the actuarial valuation model previously implemented (*projected unit credit* method) to determine the amount due by the company according to the new actuarial method (a revaluation rate , specifically set by law for this balance sheet item, replaces the salary increase projections). Due to the fact that this liability has totally come to maturity, the new method does not take anymore into account the pro-rata service provided by the employee on the entire expected employment period. In accordance with the provisions set forth in paragraph 109 of IAS 19, such re-calculation implied a curtailment of a non recurrent proceed entered to reduce personnel costs and the concurrent reclassification in the Retained earnings/(losses) for the period item of the Reserve for actuarial profit and loss allocated for at 31 December 2006.

It should also be noted that the financial and equity changes generated as a result of the application of the new method were entered in the Group's income statement starting from the second quarter of the fiscal year under investigation, given the uncertain interpretation framework of the new regulation and the impossibility of assessing the impact of employee decisions at the end of the first quarter.

The Notes to the Interim Consolidated Financial Statements were drafted in compliance with the minimum requirements set out in IAS 34, – "Interim Financial Reporting" – and in consideration of the provisions established in CONSOB resolution No. DEM 6064293 of 28 July 2006. As a result, the information included in this report may not be comparable with the data provided in the annual report drawn up in compliance with the requirements set out in IAS 1.

Consistently with some reclassifications made for the annual report ended 31 December 2006, the balance sheet and income statement tables relative to the first half year of 2006 were also subject to reclassification. In particular, some cost items, classifiable as post-employment short-term benefits in accordance with IAS 19, and previously entered under costs for services, were listed under Personnel Costs. In the 2006 interim income statement, the changes in payables to suppliers due to purchases were reclassified under financial inflows from investment activities. Similarly, also revenues and charges due to cash flow hedging operations for currency denominated payments of television rights were consistently reclassified under investment flow hedging.

Lastly, it should be noted that Mediaset Group consolidated interim result reflected the seasonality of advertising revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the amounts of the items included in this interim consolidated report are expressed in EUR millions according to their relevance.

This Interim Report is subject to a limited review by the Independent Auditing Firm: Deloitte & Touche S.p.A.

2. NEW ACCOUNTING PRINCIPLES

On 30 November 2006 the International Accounting Standards Board issued IFRS 8 – *"Operating Segments"* which will become applicable starting from 1 January 2009 in replacement of IAS 14 – *"Segment Reporting"*. According to the new accounting principle, the company is required to fulfil its obligation of segment reporting according to the elements that the management adopts to make operating decisions; the identification of the operating segments follows suit based on internal reporting criteria regularly reviewed by key management personnel. This meets the requirements established for the allocation of the resources to the different segments and the analysis of the company performance. The process of standardisation of the principle by the competent EU authorities was not concluded at the date of this interim report and the Group is currently evaluating the effects that may derive from the adoption of this accounting principle.

On 29 March 2007 the International Accounting Standards Board issued a review of IAS 23 – *"Borrowing Costs"* – which will become applicable starting from 1 January 2009. According to the reviewed version of the accounting principle, the option, according to which companies could immediately enter the financial charges borne in relation to assets for which a substantial period of time is needed to get ready for its intended use or for sale, was eliminated. This accounting principle will become applicable in the same way to the financial charges relative to capitalised assets starting from 1 January 2009. As at the date of this interim report, the competent EU authorities had not yet concluded the standardisation process necessary for the application of the same accounting principle.

On 5 July 2007, IFRIC published a proposed guidance on IAS 19 – IFRIC 4 *"The Assets ceiling: Availability of economic benefits and minimum funding requirements"*, which will become applicable starting from next 1 January 2008. The proposed interpretation provides general guidelines regarding the determination of the ceiling established by IAS 19 in relation to the identification of assets that can be used for stock option plans and it also provides an explanation concerning the accounting effects generated by the imposition of minimum hedging provisions for the plans. As at the date of this interim report, the competent EU authorities had not yet concluded the standardisation process necessary for the application of this interpretation.

Lastly, it should be noted that in 2006 and in the first six month period of 2007 the following interpretations were published governing the cases in point and other cases not available within the Company:

- IFRIC 8 – *Scope of IFRS 2* (applicable starting from 1 January 2007);
- IFRIC 12 – *Service concession arrangements* (applicable starting from 1 January 2008);
- IFRIC 13 – *Customer Loyalty Programmes*. (applicable starting from 1 January 2009).

3. MAIN COMPANY OPERATIONS IN THE HALF-YEAR PERIOD AND CHANGES IN THE CONSOLIDATION AREA

During the half-year period in question the following corporate transactions involving the consolidation area were carried out:

On 19 January 2007, RTI S.p.A. completed the transfer of the 50% stake held in Press TV S.p.A. to the Mondadori Group.

On January 24, 2007, the resolution was made for the winding up of Red de Television Digital Madrid S.A.U., a 50% owned company by the Telecinco Group.

On March 1, 2007 , Gestevision Telecinco S.A. acquired an additional 50% stake in Europortal Jumpy Espana S.A.U. This equity investment, which was previously valuated according to the equity method, is now consolidated on a line-by-line basis.

On 5 March 2007 the resolution was made for the winding up of Red de Television Digital Valencia S.A., a 50% owned company by the Telecinco Group.

On 11 April 2007, Gestevision Telecinco S.A. established Mediacinco Cartera S.L. On 15 June 2007 a capital increase by Mediaset Investment S.a.r.l. was underwritten and, as a result of it, as at 30 June 2007, 25% of the company's capital is owned by Mediaset Investment S.a.r.l. and 75% by Gestivision Telecinco S.A.. This company is consolidated on a line-by-line basis.

On 29 June 2007 Edam Acquisition Holding I Cooperatief U.A. was established, owned at 33.33% by Mediacinco Cartera S.L.U, at 33.33% by Cyrte Fund II and at 33.33% by GS Capital Partners VI. Starting from 30 June this company indirectly owns 100% of Edam Acquisition B.V., a company that concluded the acquisition of 99.7% of Endemol Investment Holding B.V.'s equity interest from Telefonica S.A. on 3 July. As at 30 June, the equity interest held in Edam Acquisition Holding I Cooperatief U.A. was entered at cost, which, as at the same date, corresponds to the pro-quota value of the company's net equity.

On 10 May 2007, Mediaset Investment S.a.r.l. transferred its 100% stake in Emme Invest S.a.r.l.

On 29 June 2007 RTI S.p.A. purchased the 0.96% stake of Class CNBC S.p.A.'s share capital, increasing its equity interest from 9.96% to 10.90%.

The list of the companies and equity investments included by means of the different consolidation and assessment terms in the consolidation accounts of the Mediaset Group at 30 June 2007 is shown in the relevant table below.

CONTENT AND CHANGES IN THE MAIN ASSETS ITEMS

(amounts in EUR million)

4. NON CURRENT ASSETS

4.1 Property, Plant and Equipment

	Balance at 1/1/2007	Additions	Other movements	Disposals	Amortisation for the period	(Depreciation), (write-downs)/write-ups	Changes in consolidation area	Balance at 30/06/2007
Land and building	126.8	1.3	5.3	0.0	(3.7)	-	-	129.6
Plant and machinery	200.2	7.2	17.2	(2.5)	(22.8)	-	-	199.4
Technical and commercial equipment	28.3	2.1	2.9	(0.0)	(3.0)	-	-	30.2
Other tangible assets	30.8	3.9	1.3	(0.0)	(4.7)	-	-	31.3
Tangible assets under formation and advances	71.1	27.0	(27.7)	(0.1)	-	-	-	70.1
Total	457.2	41.4	(1.0)	(2.7)	(34.3)	-	-	460.6

The main period increases concern the following types of assets:

- land and building: these mainly refer to the purchase and restructuring of the signal (analogue and digital) broadcasting stations;
- plant and machinery: these mainly refer to new broadcasting and transmission systems as well as maintenance on existing infrastructures;
- tangible assets under formation and advances: the most significant ones concern plant and machinery for the digital terrestrial broadcasting system for a total of EUR 11.6 million and EUR 1.6 million refer to projects for the development of the pay-per-view platform. The remaining part of the increases can be attributed to transmission systems, construction works, signal broadcasting stations and other ancillary equipment.

Item **Other movements** mainly refers to capitalisation of advances previously paid to suppliers.

4.2 Television Rights

Below are the changes regarding the period under investigation. It is worth noting that the *Other movements* item includes reclassifications regarding the capitalisation of advances previously paid to suppliers (classified in the previous years under the *Intangible assets under formation and advances* item) for which contracts have been stipulated during the period of reference or production was completed, contracts have been cancelled or rights have contractually expired.

	Balance at 1/1/2007	Additions	Other movements	Disposals	Amortisation for the period	(Depreciation), (write-downs)/write-ups	Non current assets available for sale	Balance at 30/06/2007
Television rights	2,388.2	261.1	63.5	(0.8)	(383.9)	(0.3)	-	2,327.7

Overall increases in the six months amount to EUR 325.3 million (EUR 775.6 million in the first half of 2006) and refer to purchases for EUR 261.1 million, capitalisations of advances previously paid to suppliers for EUR 64.2 million.

The rights that have not become effective at 30 June 2007 comprehensively amount to EUR 636.0 million (EUR 758.1 million at 31 December 2006).

4.3 Goodwill and differences arising from consolidation

	Balance at 1/1/2007	Additions	Other movements	Disposals	Amortisation for the period	(Depreciation), (write-downs)/write-ups	Changes in consolidation area	Balance at 30/06/2007
Goodwill	0.9	-	-	-	-	-	-	0.9
Differences arising from consolidat	367.8	0.1	-	-	-	-	-	367.9
Total	368.7	0.1	-	-	-	-	-	368.8

Changes in the first half of the year in the **Differences arising from consolidation** item refer to the purchase of part of the residual stake in Videotime S.p.A., a company consolidated on a line-by-line basis.

4.4 Other Intangible Assets

	Balance at 1/1/2007	Additions	Other movements	Disposals	Amortisation for the period	(Depreciation), (write-downs)/write-ups	Changes in consolidation area	Balance at 30/06/2007
Patents and intellectual property rights	19.5	1.5	1.4	-	(6.5)	-	-	15.9
Trademarks	5.3	-	-	-	(0.6)	-	-	4.8
Concessions	317.4	0.3	0.3	(1.3)	(14.1)	-	-	302.6
Intangible assets under formation and advances	174.8	94.3	(70.6)	(0.2)	-	-	-	198.3
Other intangible assets	110.9	1.3	(0.0)	-	(2.1)	0.0	-	110.3
Total	628.0	97.4	(68.9)	(1.5)	(23.2)	0.0	-	631.9

The **Patents and intellectual property rights** item mainly refers to software.

The **Trademarks** item mainly refers to the "Jumpy" brand, registered in 2001, due to the acquisition of the Jumpy S.p.A. business concerning the publishing operations of its online portal.

The **Concessions** item includes the acquisition of the right to use frequencies from third parties for the development of the broadcasting platforms for Digital Terrestrial Television. Increases and disposals in the period under investigation refer to the acquisition and sale of frequencies to increase the coverage of existing analogue and digital transmission networks.

The **Intangible assets under formation and advances** item, as at 30 June 2007, mainly refers to advances paid to suppliers for the acquisition of television rights, advances paid for dubbing services, options on the production of programmes and production start-ups. Increases for the period refer to advances paid to suppliers of TV rights and to advances for the production of long serial dramas amounting to EUR 29.7 million. Decreases mainly result from the completion of productions and the finalisation of contracts under negotiation as at 31 December 2006, with subsequent reclassification under the **Television rights** item for EUR 64.2 million.

The **Other intangible assets** item almost exclusively refers to the option right for the purchase of encrypted television rights of the main Italian domestic football clubs for the *2009/2010 season*. As at 30 June 2007, these television rights amount to EUR 105.0 million.

4.5 Equity Investments in Associated Companies / Joint Ventures

	30/06/2007		31/12/2006	
	% held by the Group	carrying amount (mio €)	% held by the Group	carrying amount (mio €)
Associated Companies				
Titanus Elios S.p.A.	29.6%	9.8	29.6%	9.7
Aprok Imagen S.L.	20.0%	0.8	20.2%	0.8
Publieci Television S.A.	25.1%	0.6	25.2%	0.9
Canal Factoria de Fiction S.A.	20.0%	0.1	20.2%	0.1
Red de Televisión Digital Valencia S.A.		-	25.2%	1.5
Producciones Mandarina S.L.	15.0%	0.6	15.0%	0.6
La Fabbrica De La Tele S.L. (già Hormigas Blancas Producciones S.L.)	15.1%	0.3	15.1%	0.1
Other		0.4		0.3
Total		**12.6**		**13.9**
Joint Ventures				
Boing S.p.A.	51.0%	0.8	51.0%	2.1
Fascino P.G.T. S.r.l.	50.0%	8.6	50.0%	8.5
Mediavivere S.r.l.	50.0%	4.2	50.0%	3.0
Total		**13.6**		**13.6**
Overall total		**26.2**		**27.5**

4.6 Other Financial Assets

	Balance at 1/1/2006	Additions	Disposals	Fair Value adjustments/ impairment	Reclassifications	Balance at 30/06/2006
Equity investments	12.1	0.4	-	-	(0.0)	12.5
Financial receivables (due after 12 months)	54.3	0.1	-		(0.2)	54.2
Securities available for sale	-		-	-		-
Total	**66.4**	**0.5**	**-**	**-**	**(0.2)**	**66.7**

The change in the **Equity investments** item is due to the RTI's acquisition of an additional equity interest equal to 0.96% in Class CNBC S.p.A 's share capital.

The **Financial receivables** item includes EUR 49.2 million for the receivable due from British Telecom (collectable in 2009) regarding the sale of the equity investment in Albacom S.p.A. carried out on 4 February 2005. As already commented in the Financial Statements as at 31 December 2006, a provision for risk for EUR 34.6 million was allocated with reference to this receivable. That amount was calculated on the basis of the difference between the actual value of the same and EUR 14.6 million, which is the minimum value considered at the time of the closing of the equity investment disposal transaction. The **Other receivables** item includes EUR 3.0 million regarding a loan paid by parent company Publitalia '80 to company Radio e Reti S.r.l. and EUR 0.6 million concerning loans granted by Gestevision Telecinco S.A. to associated companies.

4.7 Assets arising from tax assets and liabilities resulting from deferred taxes

	30/06/2007	31/12/2006
Deferred tax assets	291.5	324.6
Deferred tax liabilities	(168.6)	(177.3)
Net position	**122.9**	**147.3**

The change in the net position is mainly due to the use of tax assets allocated in the previous years regarding intangible assets being entered following to corporate re-organisation operations and equity devaluations. The balance also includes the difference between tax assets and liabilities entered under net equity regarding the actuarial evaluation of the post-employment benefit plans and the movements in the reserves to hedge against future cash flows.

5 CURRENT ASSETS

5.1 Inventory

At the end of the period of reference, this item is broken down as follows:

	Gross	Write-downs	30/06/2007 Net value	31/12/2006 Net value
Raw and ancillary materials, consumables	7.2	(4.3)	2.9	4.2
Work in progress and semi-finished products	0.0	-	-	0.3
Contracts in progress	0.0	-	-	-
Finished goods and products	41.7	(3.7)	38.0	35.3
Total	48.9	(8.0)	40.9	39.9

The **Raw and ancillary materials, consumables** item includes spare parts for television equipment; the write-downs concern slow-moving items, which were written down to their break-up value.

The **Finished goods and products** item mainly includes:

- television productions held by R.T.I. S.p.A and the Telecinco Group totalling EUR 22.7 million (EUR 25.0 million at 31 December 2006);
- products for "goods exchange" operations carried out by Promoservice Italia S.r.l. for EUR 0.4 million (EUR 0.4 million at 31 December 2006);
- smart card stocks regarding Mediaset Premium operations for EUR 6.4 million (EUR 1.9 million at 31 December 2006);
- products for teleshopping activities for EUR 3.3 million (EUR 3.1 million at 31 December 2006);
- pay-per-view television rights, that will expire in less than one year, for EUR 2.7 million (EUR 3.3 million at 31 December 2006).

In the period of reference the write-down fund was increased by EUR 0.5 million following to the devaluations made in the same period.

5.2. Other Receivables and Current Assets

	Balance at 30/06/2007	Balance at 31/12/2006
Other receivables	132.1	201.2
Prepayments and accrued income	163.6	191.6
Total	**295.8**	**392.8**

The **Other receivables** item is broken down as follows:

- *Receivables due from taxation authorities* for EUR 27.2 million of which EUR 21.9 million regard an amount for withholding taxes on dividends received from subsidiary company Gestevision Telecinco S.A. for which a reimbursement application was submitted given the fulfilment of the conditions envisioned in the tax regulation enforced in the matter of inter-community shareholdings. The change at 31 December 2006 is attributable to the reclassification of receivables due from taxation authorities for IRES deriving from tax consolidation under tax liabilities in order to reflect the Group's net position;
- *Advances to suppliers, collaborators and agents* paid to advertising area consultants and suppliers, artists and other professionals for television productions for a total of EUR 40.9 million (EUR 27.2 million at 31 December 2006);

- *Receivables from factoring companies* without recourse, which had not been settled by the factoring company at period end, amounting to EUR 51.8 million (EUR 68.6 million at 31 December 2006).

The **Prepayments and Accrued Income** item is broken down as follows:

- the encrypted right for Champions League matches for the 2007/2008 and 2008/2009 seasons, equal to EUR 53.1 million (EUR 67.4 million at 31 December 2006) acquired from company Union des Associations Europeennes de Football;
- rights for the highlights of "Serie A" (Italian Premier League) football matches for the 2007-2008 season, equal to EUR 61.6 million (EUR 94.0 million at 31 December 2006) acquired from Lega Calcio (the Italian national football federation);
- the costs for smart cards totalling EUR 4.5 million (EUR 7.5 million at 31 December 2006) recorded for correlation purposes with the revenues regarding their sales.

5.3. Current Financial Assets

	30/06/2007	31/12/2006
Financial receivables (due within 12 months)	0.3	0.7
Securities	139.1	42.5
Financial assets for trading derivatives	-	-
Financial assets for hedging derivatives	3.0	0.8
Financial assets for derivatives with no hedging purpose	0.5	0.5
Total	**142.9**	**44.6**

The change in the **Securities** item mainly refers to the acquisition by Mediaset S.p.A. and Mediaset Investment S.a.r.l. of bonds issued by BNP Paribas Arbitrage Issuance BV and backed by BNP Paribas SA (rating AA) for a total amount of EUR 100.6 million. It is worth noting that these bonds were sold in the month of July. In addition, the item also includes mutual funds for a total amount equal to EUR 33.1 million.

The **Financial assets for hedging derivatives** item at 30 June 2007 reflects the fair value of derivative instruments stipulated by the Group in 2006 for the purpose of its hedging activities of interest rate fluctuations in relation to the loan received from Mediobanca. The change against 31 December 2006 reflects the change in the fair value of this instrument.

The **Financial assets for derivatives with no hedging purpose** item reflects the fair value of derivative instruments that hedge the risk of variations in the fair value of the items entered with no hedging purpose according to *hedging accounting*. In particular, they refer to currency denominated receivables and payables.

6. NET FINANCIAL POSITION

Here below is a breakdown of the Group's net financial position, an aggregated item including financial liabilities minus *cash and cash equivalents* and *other financial assets*, according to the specifications established in CONSOB Communication No. 6064293 of 28 July 2006.

	30/06/2007	31/12/2006
Cash in hand and cash equivalents	0.2	0.2
Bank and postal deposits	534.3	447.2
Securities and other current financial assets	142.1	43.4
Liquidity	**676.5**	**490.8**
Financial receivables due to affiliated companies	-	0.5
Other current financial receivables	0.1	-
Total current financial receivables	**0.1**	**0.5**
Due to banks	(915.0)	(612.7)
Payables and other current financial liabilities	(2.4)	(2.2)
Financial payables due to affiliated companies and joint ventures	(4.5)	(4.5)
Current financial debt	**(921.9)**	**(619.4)**
Net current financial position	**(245.2)**	**(128.2)**
Due to banks	(511.5)	(436.4)
Payables and other non current financial liabilities	(4.1)	(3.8)
Non current financial debitness	**(515.5)**	**(440.2)**
Net financial position	**(760.8)**	**(568.3)**

The changes in the *Cash in hand and cash equivalents* item are entered in the cash flow statement.

The **Securities and current financial assets** item comprises securities as better detailed in the preceding note 4.3 and the fair value of derivative instruments for the purpose of its hedging activities of interest rate fluctuations for a total amount of EUR 3.0 million.

The **Current financial receivables** item includes the current portion of financial receivables due from associated companies and other enterprises.

The **Due to banks (current liabilities)** item includes both loans for a comprehensive amount equal to EUR 200.0 million and credit lines underwritten with leading credit institutes. The loans refer to short-term revocation advances with a one year maturity, conventionally established, subject to renewal. The change in this item against December 31, 2006, is attributable to a higher utilisation of this type of financing during the period of reference.

The **Payables and current financial liabilities** item mainly includes liabilities due to factoring companies for a total amount of EUR 1.0 million, current liabilities due to leasing companies for a total amount of EUR 0.6 million and financial liabilities relative to the Telecinco Group for an amount equal to EUR 1.1 million. This item is net of the ineffective portion of hedging derivative instruments.

The **Due to associated companies and joint ventures** item refers to financial liabilities regarding current account relations managed on behalf of said companies by the parent company Mediaset S.p.A.

The change in the **Due to banks (non current liabilities)** item comprises EUR 25.0 million attributed to a lower utilisation of the credit lines attached to the contract stipulated during 2006 with BNP Paribas; EUR 100.0 million relative to a new loan contract stipulated with Intesa S.Paolo over a total amount of EUR 200.0 million, of which EUR 100.0 granted through revolving credit lines. Both contracts are subject to the verification of the following financial covenants.

The BNP Paribas loan contract is subject to the following covenants:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data.

The contract stipulated with Intesa S.Paolo is subject to a financial covenant that verifies every six months on the basis of Mediaset consolidated data that the net financial position/EBITDA ratio is lower or equal to 2.

This item also comprises an amount equal to EUR 310.0 million regarding a loan contract stipulated with Mediobanca S.p.A which is subject to the financial covenants described here below and calculated on a consolidated basis:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis.

This item also includes a loan underwritten with San Paolo IMI for a notional amount of EUR 100.0 million, which is also subject to the financial covenants described here below and calculated on a consolidated basis:

1. net financial position /EBITDA lower or equal to 4 to be checked on a half-year basis based on Mediaste consolidated data;
2. net financial position /equity lower or equal to 2 to be checked on a half-year basis.

With respect to the two loans and the credit lines, if the financial covenants are not met, Mediaset S.p.A. should reimburse the used amounts.

These parametres have been met to date.

The **Non current payables and financial liabilities** item includes liabilities due to leasing companies for a total amount equal to EUR 1.6 million and financial liabilities regarding the Telecinco Group for a total amount equal to EUR 2.5 million.

7. NON CURRENT ASSETS AND LIABILITIES HELD FOR SALE

The change in these items compared to 31 December 2006 is attributed to the sale of the stake held by R.T.I. S.p.A. in Press TV S.p.A. equal to EUR 0.3 million formalised on 19 January 2007 and the sale of the interest held in Fondo Convergenza for a total amount equal to EUR 1.2 million.

CONTENT AND CHANGES IN THE MAIN SHAREHOLDERS' EQUITY AND LIABILITIES ITEMS

(amounts in EUR millions)

8. CAPITAL AND RESERVES

The main items composing the Group's shareholders' equity and the relevant changes are as follows:

8.1 Share capital

At 30 June 2007 the share capital of the Mediaset Group, which is the same as that of the parent company, is wholly paid-in and consists of No. 1,181,227,564 ordinary shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the six months under investigation.

8.2 Treasury shares

This item includes Mediaset S.p.A. shares purchased based on the resolutions made by the General Shareholders' Meetings of 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006 and 19 April 2007, whereby a proxy was given to the Board of Directors to purchase up to a maximum of No. 118,122,756 shares (equal to 10% of the share capital). This proxy is valid until the financial statements at 31 December 2007 are approved and, in any case, for a period no longer than 18 months from the meeting resolution.

	Number of shares	Book value
Balance at 1/1/2007	44,481,500	413.9
Additions	300,000	2.5
Disposals	(16,000)	(0.1)
Balance at 30/06/2007	**44,765,500**	**416.2**

Treasury shares held in the Group's portfolio include No. 1,835,500 shares assigned to the Stock Option plans approved and No. 42,930,000 shares purchased following the buyback programme of treasury shares resolved upon on 13 September 2005 and 8 November 2005.

The changes occurred in the six months under investigation refer to the trading of shares in order to meet the needs of the Stock Option plans. The effect of these transactions generated a net loss equal to EUR 36 thousands entered in the **Reserve for profit and loss from the sale of Treasury shares** item.

8.3 Valuation reserve

	30/06/2007	31/12/2006
Cash flow hedge reserve	0.9	(0.8)
Financial assets availbale for sale	-	-
Stock option plans	8.9	11.6
Actuarial Gains/(Losses)	0.8	(7.6)
Total	**10.6**	**3.2**

The following table shows the movements during the six months under investigation relative to the valuation reserve:

Valuation reserves	Balance at 1/1	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/06
Financial assets for cash flow hedging purpose	(0.8)	(0.2)	0.0	1.7	1.2	(1.0)	0.9
Financial assets availbale for sale	-	-		-			-
Stock option plans	11.6	(2.7)	-	-	-	-	8.9
Actuarial Gains/(Losses) on defined benefit plans	(7.6)	8.8	-	-	-	(0.4)	0.8
Total	**3.2**	**6.0**	**0.0**	**1.7**	**1.2**	**(1.4)**	**10.6**

The **Valuation reserve for financial assets for cash flow hedging purpose** item was established for the valuation of financial derivative instruments for the hedging of exchange rate fluctuations and interest risks.

Changes in the six months regarding financial instruments for the management of the interest rate risk equal to EUR 2.2 million refer to the changes in the fair value and collar derivative instruments relative to the contracts stipulated to hedge against the loan granted by Mediobanca S.p.A.

Changes in the six months regarding financial instruments to hedge against exchange rate fluctuations include EUR 1.7 million relative to the adjustment of the initial carrying value entered for the television rights purchased in the same year of reference and EUR -0.8 million relative to changes in the fair value of these instruments.

The remaining part of the changes in this item is attributed to the financial instruments used to hedge against the 2005 Stock Option Plans. This amount refers to the premium paid for the purchase of the derivative instrument and its fair value is not subject to adjustment because it is a net equity instrument.

Reserve for Stock Option Plans includes the amount of costs accrued at 30 June 2007, calculated under IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005 and 2007 and by its subsidiary Telecinco in 2005, 2006 and 2007 for the portion pertaining to the Group. Period changes refer to the reclassification of the Reserve regarding the 2004 Stock Option plan under Retained Earnings for EUR 5.6 million following to maturity and EUR 2.8 million in relation to the cost portion for the six months pertaining to the Group.

Reserve from the valuation of actuarial profits and losses includes the actuarial components regarding the valuation of post-employment defined benefit plans directly entered under net equity. The decrease in this item refers to the reclassification for EUR 7.6 million of the reserve at 31 December 2006 under Retained earnings as a result of the newly enforced regulation in the matter of post-employment benefit plans, as already included in the comments regarding the drafting criteria.

8.4 Retained earnings

The change over 31 December 2006 is mainly attributable to the distribution of the dividends paid by the parent company in the period for a total amount equal to EUR 488.7 million following to the resolution of the Shareholders' Meeting of 19 April 2007 and the reclassifications of the Reserve for Stock Option Plans in relation to the amount already accrued at 30 June 2007 and the Reserve from the valuation of actuarial profits and losses in relation to the amount already accrued at 31 December 2006.

9. NON CURRENT LIABILITIES

9.1 Post-Employment Benefit Plans

Here below is a breakdown of the movements occurred in this item in the period under investigation:

Balance at 1/1/2007	**130.3**
Service Cost	0.1
Actuarial (gains)/losses	(1.2)
Interest Cost	2.2
Indemnities paid/advanced	(7.8)
Curtailment	(23.0)
Other movements/Business combinations	-
balance at 30/6/2007	**100.5**

The Actuarial profits and losses and financial charges (interest cost) are generated from the valuation of the fund according to the actuarial method recalculated at 1 January 2007 in accordance with the reform.

As already indicated in the drafting criteria, following to the changes envisioned in Italian Law No. 296 of 27 December 2006 (the "2007 Budget Law") and the following Decrees and Implementation Regulations, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts to be accrued starting from 1 January 2007, based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

As a result, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006 equal to EUR 130.3 million in order to adjust the actuarial valuation model previously implemented (*projected unit credit* method) to determine the amount due by the company according to the new actuarial method (a revaluation rate , specifically set by law for this balance sheet item, replaces the salary increase projections). Due to the fact that this liability has totally come to maturity, the new method does not take anymore into account the pro-rata service provided by the employee on the entire expected employment period. Such re-calculation implied a curtailment of a non recurrent proceed equal to EUR 23.0 million.

9.2 Provision for Risks and Charges

Balance at 1/1	**198.6**
Provisions made during the period	21.3
Provisions used during the period	(21.8)
Financial costs	0.5
Other movements/Business combinations	0.2
Balance at 30/06/2007	**198.6**
Of which:	
current	28.9
non current	169.7
Total	**198.6**

The provision for risks and charges includes EUR 87.4 million (EUR 79.0 million at 31 December 2006) relative to Italy and EUR 111.2 million (EUR 119.6 million at 31 December 2006) relative to the Telecinco Group.

This item also includes the provision made in 2004 equal to EUR 34.6 million for the receivable due from British Telecom PLC following the sale transactions of the stake held in Albacom S.p.A.

Net of this amount, provisions for risks are mainly attributable to lawsuits for a total amount equal to EUR 72.4 million (EUR 63.1 million at 31 December 2006), litigations with personnel for EUR 7.4 million (EUR 8.9 million at 31 December 2006), contractual risks for EUR 51.1 million (EUR 59.3 million at 31 December 2006) mainly regarding the risk of underutilising artistic resources with respect to that envisaged in the corresponding contracts.

As to criminal case No. 22694/2001 (also known as Television Rights), it should be noted that trial began last 21 November 2006 and is still under way. As known, in this prosecution Mediaset S.p.A. joined as plaintiff in order to follow the trial in the debate between plaintiff and defendant and to ascertain the possible existence of damage against the company.

10. CURRENT LIABILITIES

10.1 Due to Taxation Authorities

	30/06/2007	31/12/2006
Withholding tax on employees' wages and salaries	11.9	11.6
Current taxes	130.4	29.5
VAT payables	23.0	18.1
Other payables	4.6	21.4
Total	**169.9**	**80.7**

The change in this item is attributed to a higher balance between taxes for the period net of tax assets regarding advances paid in the same period. At 31 December 2006, this item only comprised the net debt position of the foreign companies belonging to the Group.

10.2 Other Financial Liabilities

	30/06/2007	31/12/2006
Due to other financial institutions	7.3	7.4
Financial liabilities on trading derivatives/derivatives with no hedging purpose	0.4	3.6
Financial liabilities on hedging derivatives	4.2	2.0
Total	**11.8**	**13.0**

The **Due to other financial institutions** item mainly refers to payables due to factoring companies without recourse for a total amount of EUR 1.1 million, financial relationships of current account with associated companies managed on behalf of these companies by Mediaset S.p.A. for a total amount equal to EUR 4.5 million and current payables due to leasing companies and loans granted to the Telecinco Group totalling Euro 0.6 million and EUR 1.1 million, respectively.

The **Financial liabilities on hedging derivatives** item refers to the fair value of derivative instruments used by the Group for the purpose of its hedging activities of currency exposure in relation to commitments for the future purchase of television rights in foreign currency (*forecast transaction*). The change over 31 December 2006 refers to changes in the fair value mainly attributable to exchange rate fluctuations.

10.3 Other Current Liabilities

	30/06/2007	31/12/2006
Due to social security institutions	17.8	17.8
Other sums payable	58.2	48.2
Accrued and deferred income	92.9	155.4
Total	**168.9**	**221.4**

The **Accrued and Deferred Income** item comprises deferred income for a total amount equal to EUR 24.5 million relative to advertising sales that had not been broadcast at 30 June 2007 (EUR 90.0 million at 31 December 2006).

This item also includes EUR 14.4 million (EUR 44.8 million at 31 December 2006) regarding the portion of revenues generated by the sale of prepaid cards and scratch cards that will be accrued after the period under investigation.

CONTENT AND CHANGES IN THE MAIN ITEMS OF THE INCOME STATEMENT

(EUR million)

11. Revenues

For a detailed breakdown of revenues, refer to the tables already described in the Report on operations

12. Personnel Expenses

Personnel expenses went from EUR 232.0 million in the first half of 2006 to EUR 217.5 million in the first half of 2007. It should be noted that in 2007 personnel expenses also include the non recurring income for EUR 23.0 million regarding the recalculation of the provision for employee termination benefit at 31 December 2006 as a result of the legislative changes enforced by Law 296 dated 27/12/2006 (Budget Law) and the subsequent implementation decrees. In homogeneous terms with the first half of 2006, personnel expenses amount to EUR 240.5 with an overall increase of EUR 8.5 million, mainly attributable to the development of remunerations and contracts as well as to the payment of a "once for all" amount.

Other costs mainly include short-term benefits for employees (other than wages and salaries, social security contributions and paid leaves) which include benefits such as medical assistance, company cars, canteen and other goods or services provided free-of-charge or at lower prices.

This item also includes the emoluments to directors belonging to Group companies for EUR 2.1 million (EUR 2.5 million at June 2006) and the cost for the Stock Option Plans, equal to EUR 4.0 million (EUR 3.8 million in the first half of 2006), EUR 2.3 million of which regarding the plans assigned by the Telecinco Group.

Regarding Stock Option Plans for 2004 and 2005, the amendments decided with respect to the exercise periods implied a change in the fair value of assigned option rights with a subsequent overall increase in the cost of these plans equal to EUR 0.5 million, EUR 0.3 million of which in the first half of the year.

	1st half 2007	1st half 2006
Ordinary pay	126.1	120.7
Overtime	6.4	7.1
Special benefits	19.4	19.8
Christmas and summer bonuses	17.2	16.6
Accrued holiday pay	5.3	4.9
Total wages and salary	**174.4**	**169.1**
Social security contributions	46.9	44.3
Post-employment benefits	0.1	4.6
Pension benefits and similar obligations	0.3	0.3
Non recurrent revenues	(23.0)	-
Other expenses	18.7	13.7
Total personnel expenses	**217.5**	**232.0**

13. Purchases, Services and Other Costs

	1st half 2007	1st half 2006
Purchase of raw materials and supplies	68.3	44.8
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	(47.0)	(57.0)
Services	560.9	562.1
Leasing and rentals	87.4	88.8
Provisions for risks (net of utilisation)	16.0	10.6
Other operating costs	26.6	33.6
Total purchases, service and other costs	**712.2**	**682.9**

The change in **Purchase of raw materials, supplies and rights** mainly refers to costs incurred for the purchase of television rights with expiry date of less than 12 months and costs for the purchase of smart cards.

The change in item **Other operating costs** is mainly attributable to the register tax paid in 2006 following company reorganization operations.

14. Financial Charges

	1st half 2007	1st half 2006
Interests on financial liabilities	(20.5)	(11.4)
From securities	-	(0.1)
From derivative instruments	(5.9)	(0.8)
Other financial losses	(14.1)	(9.0)
Foreign exchange losses	(16.5)	(40.3)
Total financial losses	**(57.0)**	**(61.6)**

Item **charges on employee benefits** refers to the interest cost regarding the calculation of the termination benefit as is envisaged by IAS 19.

15. Financial Income

	1st half 2007	1st half 2006
Interests on financial assets	9.7	4.9
From securities	5.0	0.8
From derivative instruments	2.1	1.0
Other financial income	2.6	5.9
Foreign exchange gains	18.2	43.6
Total financial income	**37.5**	**56.2**

Items **Foreign exchange gains and foreign exchange losses** include both the non effective elements resulting from the assessment of derivative instruments regarding hedging operations with respect to currency exposures connected to commitments for the future purchase of rights which are treated in the accounts under a hedge accounting regime in line with IAS 39, and the effects of the fair value assessment of derivative instruments hedging changes in exchange rate debts and changes in the debt, assessed based on the exchange rate at 30 June 2007, for which hedge accounting is not activated.

16. Result of Equity Investments

This item includes the share of net profit (loss) of the companies accounted for by the equity method, including possible value loss or recoveries, write-downs of equity investments classified as available for sale included in the item **other non current financial assets**, allocations to the provision for risks on equity investments, income from the receipt of dividends and capital gains/losses on disposals.

	1st half 2007	1st half 2006
Result of equity investments valued with the equity method	1.5	(0.1)
Write-downs of financial assets available for sale	-	-
Gain/(losses) from the sale of equity investments	-	0.1
Dividends	-	-
Total income/(expenses) from equity investments	**1.5**	**0.0**

17. Income Tax for the Period

Income taxes in the half year, of EUR 235.7 million, include current taxes of EUR 212.9 million and EUR 22.8 million regarding the positive net balance between charges and income calculated on temporary differences, mainly attributable to the recognition of advance-paid taxes allocated in previous years following the recognition of intangible assets generated by business reorganization operations, the use of advance-paid taxes regarding the write-down of equity investments, as well as the tax effect on the non recurring income regarding the realignment of the provision for employee termination benefit (curtailment).

In the first half of 2006, advance-paid taxes had been allocated following the redefinition of tax values of intangible assets transferred within company and business reorganization operations.

	1st half 2007	1st half 2006
Current tax expenses	119.8	171.6
Current tax expenses (foreign companies)	93.1	80.7
Deferred tax expense	22.8	(31.6)
Total	**235.7**	**220.7**

18. Earnings per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	1st half 2007	1st half 2006
Net profit for the period (millions of euro)	**340.8**	**332.5**
Weighted average number of ordinary shares (without own shares)	1,136,564,881	1,137,170,172
Basic EPS	**0.30**	**0.29**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,569,195	1,137,206,891
Diluted EPS	**0.30**	**0.29**

Earnings per share are determined by dividing Group net profit by the average weighted number of shares in circulation during that period, net of treasury shares. Diluted earnings per share are determined by considering the number of shares in the market and the potential dilution effect resulting from the assignation of treasury shares to the beneficiaries of share options plans already accrued.

19. SEGMENT REPORT

Below is the data requested by IAS 14 for the primary and secondary sectors based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary sectors coincide with the geographical areas determined on the basis of operations' sites. Specific secondary sectors for the areas of activity have been mentioned only with respect to the Italy geographical segment, since in Spain, which means the Telecinco Group, there are no significant business sectors other than the television core business.

19.1 Primary Sectors (Geographical Areas)

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments at 30 June 2007.

The economic relationships between the two segments almost exclusively refer to the dividends distributed by subsidiary company Gestevision Telecinco. Data regarding inter-segment revenues refer to the cancellation of the stake held in Gestevision Telecinco, whose book value is recognised under the assets of geographical segment Italy, with subsequent recognition of the consolidation difference, and, in the first half of 2007, they include the 25% stake held by Mediaset in Mediacinco (the remaining 75% is held by Telecinco) and the loan granted by Mediaset to Mediacinco for EUR 33.4 million.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for share option plans and, in the first half of 2007, they include non recurring income generated by the recalculation of the employee termination benefit at 31.12.2006.

30th June 2006	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,470.8	523.3	-	1,994.1
Inter-segment revenue	1.4	-	(1.4)	-
Consolidated net revenues	**1,472.2**	**523.3**	**(1.4)**	**1,994.1**
%	74%	26%		100%
Operating profit	**386.4**	**264.4**	**(0.4)**	**650.4**
%	59%	41%		100%
EBIT	**387.8**	**264.4**	**(0.5)**	**651.7**
Financial income/(losses)	(9.9)	4.5	-	(5.4)
Income/(expenses) from equity investments valued	(0.3)	0.2	-	-
Income/(expenses) from other equity investments	146.2	-	(146.2)	-
EBT	**523.8**	**269.1**	**(146.7)**	**646.3**
Income taxes	(138.3)	(82.5)	0.0	(220.7)
Profit/(losses) pertaining to minority interests	(0.4)	(0.2)	(92.5)	(93.1)
Group Net Profit	**385.1**	**186.4**	**(239.2)**	**332.5**
OTHER INFORMATION				
Assets	5,564.2	839.7	(223.9)	6,180.0
Liabilities	3,114.4	367.2		3,481.7
Investments in tangible and intangible non current assets	1,011.9	81.0		1,092.3
Amortization	350.5	78.6	(0.3)	428.8
Impairment losses	-	-		-
Other non monetary expenses	11.1	3.3	-	14.4

(*) It includes the change in item *advance payments for the purchase of rights*

30th June 2007	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,505.1	571.9		2,077.0
Inter-segment revenue	0.7	-	(0.7)	-
Consolidated net revenues	**1,505.8**	**571.9**	**(0.7)**	**2,077.0**
%	72%	28%		100%
Operating profit	**407.0**	**293.0**	**(0.1)**	**699.9**
%	58%	42%		100%
EBIT	**407.0**	**293.0**	**(0.1)**	**699.9**
Financial income/(losses)	(27.3)	7.8	-	(19.5)
Income/(expenses) from equity investments valued witl	0.3	1.2	-	1.5
Income/(expenses) from other equity investments	158.3	-	(158.3)	-
EBT	**538.3**	**302.0**	**(158.4)**	**681.9**
Income taxes	(144.9)	(90.9)	0.1	(235.7)
Profit/(losses) pertaining to minority interests	(0.4)	0.4	(105.4)	(105.4)
Group Net Profit	**393.0**	**211.6**	**(263.7)**	**340.8**
OTHER INFORMATION				
Assets	5,664.3	986.9	(317.7)	6,333.5
Liabilities	3,200.3	429.9	(34.1)	3,596.1
Investments in tangible and intangible non current assets	303.8	90.6	-	394.4
Amortization	365.3	82.0	-	447.3
Impairment losses	-	-	-	-
Other non monetary expenses	(9.6)	6.6	-	(3.0)

(*)It includes the change in item *advance payments for the purchase of rights*

19.2 Secondary Sectors (Areas of Operation)

The operating segments defined in geographical area Italy, considering the actual significance and the organisation and business structure of the Group are the following (as was already described in the Report on operations):

- **Free To Air TV**, the Group's traditional core business, which includes operations regarding advertising sales and producing programme schedules for the three national networks currently broadcast in the analogue mode, and own non encrypted channels distributed by means of the digital terrestrial technology;
- **Pay per View television operations**, regarding the supply of pay television events and programmes identified with the Mediaset Premium brand;
- **Network Operator**, operations connected to the management of the broadcasting network, for the transportation and broadcasting of the analogue signal of own non encrypted channels and the digital terrestrial broadcasting platforms (multiplex), including the network purchased in the second quarter of 2007 open to major mobile telephone companies and destined to convey the offer of digital terrestrial television in mobility by means of the DVB-H technology;
- **other operations**, ancillary to the main one (the Internet, teletext, sale of services and content providing to mobile telephone companies, non television advertising concessions, remote shopping).

30th June 2006	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,376.4	11.0	36.3	48.4	1,472.2
%	93%	1%	2%	3%	100%
Television rights	1,775.1	-	505.1	-	2,280.2
Other tangible and intangible non current assets	375.9	511.5	107.3	17.1	1,011.8
Goodwill	2.5	6.2	-	6.5	15.2
Trade receivables	744.8	14.5	24.3	17.4	800.9
Inventories	20.1	4.0	1.6	2.2	27.9
Operating assets	2,918.4	536.2	638.3	43.2	4,136.0
Investments in television rights (*)	278.1	-	349.5	-	627.6
Investments from business combinations	-	-	-	-	-
Other Investments	24.0	249.7	73.5	0.4	347.6
Investments in tangible and intangible assets	302.1	249.7	423.0	0.4	975.2

30th June 2007	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,334.2	32.5	92.5	46.6	1,505.8
%	89%	2%	6%	3%	100%
Television rights	1,718.2	-	422.9	-	2,141.1
Other tangible and intangible non current assets	373.9	511.2	111.1	16.9	1,013.0
Goodwill	2.6	6.2	-	6.5	15.3
Trade receivables	790.1	47.6	15.4	16.2	869.3
Inventories	24.1	3.8	8.9	3.3	40.1
Operating assets	2,908.8	568.8	558.3	42.8	4,078.8
Investments in television rights (*)	225.1	-	1.3	-	226.4
Investments from business combinations	-	-	-	-	-
Other investments	18.3	24.0	2.4	0.3	45.0
Investments in tangible and intangible assets	243.4	24.0	3.8	0.3	271.4

Comments regarding the breakdown and changes in revenues from the areas of operation mentioned are already included in the Report on Operations.

Main secondary segment operations refer to ***television rights***; and are as follows:

- for the ***Free-to-air*** area, the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three general channels;
- for the ***Pay-per-view*** area, the sports, cinema and entertainment rights reserved to the *Mediaset Premium's* offer. In particular, sports rights include the broadcasting rights for the main Serie A football clubs, until football season 2008/2009.

Other Investments refer:

- for *free-to-air* television operations, mainly to systems and equipment to support the activity of television production centres, IT systems and the update of systems and facilities for managerial use.
- for *pay-per-view* television operations, in 2006, for 73.0 million to option rights for the purchase of encrypted television rights regarding major football national clubs for the 2009/2010 season.
- for *network operator* operations, these mainly regard the purchase of systems and frequencies from Europa TV, as well as investments made for the digitalisation of this network, aimed at the preparation of the broadcasting platform dedicated to mobile digital television (DVB-H technology).

20. RELATED PARTIES' TRANSACTIONS

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The total value of positions/transactions with respect to related parties, as well as their contribution to the financial statements, are presented in the Balance Sheet and Income Statement tables prepared according to CONSOB Decision no. 15519 dated 27 July 2006.

The following summary table provides detail of the counterparts for the main items of the Balance Sheet and the Income Statement:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/(charges)
Fininvest S.p.A.	1.2	0.1	-	0.7	2.5	-
Associated companies						
A.C. Milan S.p.A.	0.1	73.5	-	0.1	0.3	(0.9)
Alba Servizi Aerotrasporti S.p.A.	0.0	1.1	-	0.0	2.8	-
Arnoldo Mondadori Editore S.p.A.	3.8	0.3	-	9.8	0.6	-
Banca Mediolanum S.p.A.	1.1	0.0	-	2.8	-	-
Il Teatro Manzoni S.p.A.	0.0	0.0	-	0.0	0.5	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Medusa Film S.p.A.	0.2	45.3	-	0.6	0.5	(0.1)
Medusa Cinema S.p.A.	-	0.3	-	0.1	0.3	-
Medusa Video S.r.l.	0.1	0.0	-	0.2	0.1	-
Pagine Italia S.p.A.	0.0	-	-	0.0	-	-
Quanta Communication S.A.	-	5.0	-	-	-	-
Press Tv S.p.A.	0.0	0.0	-	0.0	0.0	-
Altre Società Consociate	2.4	3.2	-	4.0	9.2	0.0
Total parent company and associated	**8.9**	**128.8**	-	**18.3**	**16.7**	**(1.0)**
Joint control companies						
Boing S.p.A.	1.5	0.6	(1.6)	2.9	1.0	(0.0)
Europortal Jumpy Espana S.A.	-	-	-	-	-	-
Fascino Produzione e Gestione Teatro S.r.l.	-	5.6	(2.9)	(0.0)	22.0	(0.1)
MediaVivere S.r.l.	2.0	10.0	-	1.0	17.8	-
Premiere Megaplex S.A.	-	-	-	-	-	-
Red de Television Digital Madrid S.A.U.	-	-	0.1	-	-	-
Red de Television Digital Valencia S.A.	-	-	0.0	-	-	-
Titanus Elios S.p.A.	-	-	-	-	1.6	-
Affiliated companies						
Aprok Imagen S.L.	0.0	0.6	-	-	0.6	-
Auditel S.r.l.	-	-	-	-	2.6	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.1	0.1	-	0.1	0.2	-
Canal Factoria de Ficcion S.A.	0.5	0.1	-	0.4	0.1	-
Publieci Television S.A.	0.5	-	-	0.9	-	-
Super Nueve Televisión S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	0.4	4.1	-	0.1	9.5	-
La Fabbrica De La Tele (già Hormigas Blancas Producciones S.L.)	0.1	2.0	-	0.0	4.2	-
Total joint control and affiliates	**5.1**	**23.0**	**(4.3)**	**5.4**	**59.5**	**(0.1)**
Other related parties	-	0.3	-	-	0.7	-
TOTAL	**14.1**	**152.2**	**(4.3)**	**23.8**	**76.9**	**(1.1)**

Revenues and trade receivables from the companies of the Fininvest Group and the Mediolanum Group mainly refer to the sale of television advertising space; costs and related trade payables are mainly attributable to the purchase of television rights and productions.

Relationships with *other related parties* refer to consulting services provided by Sin&rgetica, and Livolsi & Partner, companies belonging to directors of Fininvest S.p.A.

In the Balance Sheet prepared according to CONSOB Decision no. 15519 dated 27 July 2006, television rights acquired from related parties, equal to EUR 479.0 million (EUR 480.5 million at 31 December 2006) include EUR 361.9 million of television rights purchased from the associated company Medusa Film S.p.A. (EUR 358.7 million as of 31 December 2006) and EUR 89.4 million purchased from Milan A.C. S.p.A. (EUR 91.2 million as of 31 December 2006). In 2007, these television rights generated a total amortization value of EUR 43.8 million (EUR 42.2 million as of 30 June 2006), EUR 40.1 of which refer to rights acquired from Medusa Film S.p.A. and EUR 1.7 million from Milan A.C. S.p.A.

In the first half of 2007 the Mediaset Group acquired television rights from Medusa Film S.p.A. for a total amount of EUR 24.1 million. During the same period, contracts, that were previously recognised as advances, were fulfilled for EUR 19.3 million, and new advances were paid for EUR 29.0 million.

The main impacts on the consolidated financial cash flows in the first half of 2007 generated by related parties' transactions, in addition to the payments of dividends to Fininvest S.p.A. for EUR 182.7 million, can be attributed to EUR 98.6 million paid to Medusa Film S.p.A. for the purchase of television rights and the payment of advances, and to outflows to Milan A.C. for EUR 4.0 million.

21. OTHER INFORMATION

21.1 Personal Sureties given

At 30 June 2007 the Group had outstanding guarantees given to third parties and on behalf of affiliated companies totalling EUR 259.8 million (EUR 283.1 million at 31 December 2006). The change with respect to 31 December 2006 is mainly attributable to the decline in sureties given by Mediaset S.p.A. on behalf of subsidiaries to the benefit of the Lega Nazionale Professionisti (Football League), which on 30 June 2007 amounted to EUR 73.9 million (EUR 110.8 million at 31 December 2006).

21.2 Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve future outlays totalling EUR 117.7 million (EUR 138.4 million at 31 December 2006);
- commitments for artistic services, television productions and press agency agreements totalling around EUR 170.3 million (EUR 170.6 million at 31 December 2006), EUR 34.1 million of which regarding commitments for the production of long serial dramas;
- commitments to acquire rights totalling EUR 986.4 million (EUR 1,059.0 million at 31 December 2006). These future commitments refer to "volume deal" contracts that the Mediaset Group has entered into with several major US studios to ensure the availability of movies and television productions made by them guaranteeing the possibility to make a volume of investments in line with the Group's strategies of extending the library. It should also be noted that this item includes EUR 137.3 million regarding commitments with associated company Medusa Film S.p.A.;
- commitments for the purchase of new equipment, maintenance of the broadcasting network, works done and supplies for company offices and the supply of EDP services for EUR 21.2 million (EUR 13.3 million at 31 December 2005);

21.3 Potential Liabilities counter-guaranteed by Fininvest S.p.A.

As was mentioned in the account report at 31 December 2005, it is worth noting that the guarantee issued on 6 June 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on 31 December 2002.

However, as already mentioned, on 19 December 2002 a joint recognition with the parent company was stipulated, according to which Fininvest S.p.A. undertook to hold harmless Mediaset S.p.A. and its subsidiary companies also beyond that deadline, until there are no longer income statement and balance sheet consequences of the events notified to Mediaset S.p.A. and its subsidiaries by 31 December 2002 and communicated to Fininvest S.p.A. by 31 January 2003. With respect to charges already ascertained and recognised in the first six months of 2007 based on the accrual principle, Mediaset S.p.A. and its subsidiary companies requested an indemnity of charges from Fininvest S.p.A. for an amount of EUR 0.8 million. Cases not yet defined amount to EUR 7.2 million.

for the Board of Directors

the Chairman

LIST OF THE COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2007

(EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.82%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Mediashopping S.p.A.	Fiumicino (Roma)	euro	6.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Mediaset Investimenti S.p.A.	Milano	euro	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.10%
Publiespaña S.A.U	Madrid	euro	0.6	50.10%
Advanced Media S.A.U	Madrid	euro	0.1	50.10%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.10%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.10%
Atlas Media S.A.U.	Sant Just Desvern	euro	0.4	50.10%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.10%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.10%
Cinematext Media S.A.	Madrid	euro	0.2	30.06%
Cinematext Media Italia S.r.l.	Segrate	euro	0.01	30.06%
Producciones Cinematográficas Telecinco S.A.U.	Madrid	euro	0.1	50.10%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.10%
Europortal Jumpy España S.A.U.	Madrid	euro	1.0	50.10%
Mediacinco Cartera S.L.	Madrid	euro	0.0	62.58%

Companies recorded using the equity method	Registered Office	Currency	Share capital	% held by the Group
Aprok Imagen S.L.	Madrid	euro	0.023	20.04%
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Boing S.p.A.	Milano	euro	10.00	51.00%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.04%
Edam Acquisition Holding I Cooperatief U.A.	Naarden (Olanda)	euro	0.1	20.86%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	50.00%
La Fabbrica De La Tele S.L. (già Hormigas Blancas Producciones SL)	Madrid	euro	0.01	15.03%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Premiere Megaplex S.A.	Madrid	euro	0.4	25.05%
Producciones Mandarina S.L.	Madrid	euro	0.04	15.03%
Publieci Television S.A.	Madrid	euro	0.3	25.05%
Red de Television Digital Madrid S.A.	Madrid	euro	0.06	50.10%
Titanus Elios S.p.A.	Roma	euro	29.5	29.65%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	euro	0.076	7.52%
Class CNBC S.p.A.	Milano	euro	0.6	10.90%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.01%
Euromedia Luxembourg Two S.A. (in liquidazione)	Lussemburgo	USD	36.3	11.76%
Grattacielo S.r.l.	Milano	euro	0.01	10.00%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Kulteperalia S.L.	Madrid	euro	8.2	7.52%
Mediaset Ireland Ltd. (in liquidazione)	Dublino	euro	0.00005	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
Super Nueve Televisiòn S.A.	Madrid	euro	0.06	12.53%

2007 Interim Report

Report on the Limited Review performed by the Independent Auditors

MEDIASET GROUP

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITORS' REPORT PURSUANT TO ARTICLE 81 OF CONSOB REGULATION ADOPTED WITH DELIBERATION N.11971 OF MAY 14, 1998 AND SUBSEQUENT AMENDMENTS.

To the Shareholders of
MEDIASET S.p.A.

1. We have reviewed the interim consolidated financial statements, consisting of the consolidated balance sheet, income statements, statements of cash flows and changes in stockholder's equity and related explanatory notes, accounting tables and related notes of Mediaset S.p.A. (parent company) which are included in the Half Year Report as of June 30, 2007 of Mediaset S.p.A. and subsidiaries. These interim consolidated financial statements are the responsibility of the Company's Director. Our responsibility is to issue a report on these interim consolidated financial statements based on our limited review. In addition we have read the other sections of the Half Year Report for the sole purpose of verifying their consistency with the interim consolidated financial statements.

2. Our review was carried out in accordance with the standards recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("Consob") for the review of the half yearly financial information under Resolution n. 10867 of July, 31 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and substantive verification procedures of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with established auditing standards. Accordingly, unlike our report on the year end consolidated financial statements, we do not express an audit opinion on the half yearly report.

3. With regard to the comparative figures related to the year ended December 31, 2006 and to the six month period ended June 30, 2006 presented in the interim consolidated financial statements are concerned, reference should be respectively made to our auditors' reports dated, March 30, 2007 and September 14, 2006.

4. Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements mentioned in paragraph 1 above, in order for it to be in conformity with the criteria provided by IAS 34 and article 81 approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications.

DELOITTE & TOUCHE S.p.A.

Signed by
Riccardo Raffo
Partner

Milan, Italy
September 13, 2007

This report has been translated into the English language solely for the convenience of international readers.

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CANNATELLI*	NOME / FIRST NAME	*PASQUALE*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CANNATELLI*	NOME / FIRST NAME	*PASQUALE*

RECEIVED
2007 OCT -3 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
27/09/2007	A	IT0001063210	MEDIASET	AZO	20,000	7.2962	145,924	MERC-IT	Unica operazione valorizzata al p. m. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							145,924		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													145,924		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. *Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati* / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. *Il codice ISIN deve essere sempre indicato* qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction.
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / *preference shares*
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di *101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and* with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01)
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction.
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant. In caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / *exercise of derivatives or settlement of other derivatives* (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction
   - A = acquisto / purchase
   - V = vendita / sale
   - *S = sottoscrizione / subscription*
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / indicate the type of financial instrument
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - *SD = securitised derivative / securitised derivative*
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or wherever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

END